SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 1Q15 Annex

Versão 1.0
15/05/2015

Marketletter 1Q15

Summary

	Página	Conference Call in Portuguese May 18, 2015 2:00 PM (Brasília) 1:00 PM (New York) 6:00 PM (London) Phone: 55 (11) 3137-8030 Password: 9532
IV. Eletrobras Companies Information	03
V. Market Data of Eletrobras Companies	24
VI.Generation Data – Asset under Integral Responsability	25
VII. Transmission – Assets under Integral Responsability	29
VIII. Distribution Data	35
IX. Investments	37	Conference Call in English May 18, 2015 2:00 PM (Brasília) 1:00 PM (New York) 6:00 PM (London) Telefone: +1 786 837 9597 (+44) 20 3318 3776 ( London) Senha: 9532
X. Employees - Effective Headcount	39
XI.SPEs Data	64

		IR Contact: invest@eletrobras.com www.eletrobras.com/elb/ri

Marketletter 1Q15

IV. Eletrobras Companies Information

IV.1 Financial Statements with Consolidation Purposes

Asset on 03/31/2015	Eletrobras Holding	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG-D	ED Roraima	ED Amazonas	Eliminations	Total
Current
Financial Asset – Itaipu (Parent Company)	3,258,010															-	3,258,010
Fuel Consumption Account - CCC (Parent Company)	479,572															-	479,572
Cash and Cash Equivalent	1,400,994	2,356	519,998	19,590	352,200	3,890	46,890	28,699	37,982	6,463	17,320	15,763	160,228	6,687	260,898		2,879,958
Clients (Consumers and Resellers)	352,560	738,842	420,902	222,250	1,052,467	-	263,728	43,264	305,646	201,971	285,961	63,741	764,257	47,690	440,043	458,030	4,745,292
Financing and Loan - principal	4,905,182	3,256	3,281	1,416	-	-	-	-	-	-	-	-	-	-	20,000	2,550,774	2,382,361
Financing and Loan - Charges	496,741	-	-	-	-	-	-	-	-	-	-	-	-	-	-	92,945	403,796
Marketable Securities	1,727,511	897,812	516,003	117,331	1,264,855	53,219	19,241	-	2,032	11,684	431	-	-	-	38,707	-	4,648,826
Dividends to Receive (Equity Participation Remuneration)	691,107	110,360	19,310	4,715	-	750	-	-	-	-	-	-	-	-	-	542,304	283,938
Deferred Fiscal Asset (Taxes and Contributions)	213,541	13,166	21,237	19,111	155,454	2,507	17,415	5,090	6,822	9,391	21,915	7,925	5,743	9,252	28,537		537,106
Income Tax and Social Contribution	928,190	232,162	91,812	39,447	-	-	14,874	-	-	-	6,914	1,458	-	-	-		1,314,857
Derivatives		-	-	-	102,628	-	-	-	-	-	-	-	-	-	-		102,628
Reimbursement Right		208,751	-	-	393,650	-	-	98,190	55,752	968,246	43,995	90,731	87,085	198,444	3,561,640	-	5,706,484
Linked Deposits		-	10,998	3,073	-	-	-	-	-	1	-	464	-	-	12,316		26,852
Stored Material	525	29,941	87,094	35,817	88,198	-	67,846	26,486	5,800	31,324	10,002	1,546	34,233	1,753	112,778		533,343
Amounts to Receive 12,783/2013 Law		1,181,598	1,530,421	383,147	343,153	-	-	-	-	-	-	-	-	-	-		3,438,319
Nuclear Fuel Storage		-	-	-	-	-	340,319	-	-	-	-	-	-	-			340,319
Financial Asset – Annual Allowed Revenue (Transmission)		-	77,769	69,775	414,634	-	-	-		-	-	-	-		-		562,178
Financial Asset - Indemnitiable Concessions (Transmission)		-	-		-	-	-	-		-	-	-	-		-		-
Financial Asset - Indemnitiable Concessions (Distribution)		-	-		-	-	-	-	38,671	47,774	473,721	13,120	63,901	445	135,465		773,097
Financial Asset - Indemnitiable Concessions (Generation)		-	-		-	-	-	-	-	-	-	-	-		-		-
Others	424,440	245,749	337,875	105,706	287,632	-	42,033	6,577	54,285	18,666	24,509	31,127	213,746	18,590	442,588	220,292	2,033,231
TOTAL CURRENT ASSET	14,878,373	3,663,993	3,636,700	1,021,378	4,454,871	60,366	812,346	208,306	506,990	1,295,520	884,768	225,875	1,329,193	282,861	5,052,972	3,864,345	34,450,167
LONG-TERM ASSET
Non - Current
Financial Asset – Itaipu (Parent Company)	3,327,422																3,327,422
Fuel Consumption Account - CCC (Parent Company)
Clients (Consumers and Resellers)	162,089	435,242	7,494	543,531	12,142				211,029	26,573	224,105	24,095	47,352	3,375	79,626		1,776,653
Financing and Loan - principal	29,105,837	2,289	3,189	3,782												15,567,554	13,547,543
Marketable Securities	207,886		2,861	177	228								16,192				227,344
Deferred Fiscal Asset (Taxes and Contributions)			166,908	6,014	14,708	2,741	-	27,834	7,369	9,067	4,521	2,424	176,903	1,543	2,139,771		2,559,803
Income Tax and Social Contribution	1,464,148				1,006,083												2,470,231
Derivatives					102,764												102,764
Reimbursement Right										2,252,937		237,664		68,235	3,006,855		5,565,691
Linked Deposits	1,604,924	492,959	653,719	152,426	437,344	51	67,135	6,484	41,081	73,501	13,044	5,488	100,555	20,844	364,610		4,034,165
Amounts to Receive 12,783/2013 Law
Nuclear Fuel Storage							623,882										623,882
Financial Asset – Annual Allowed Revenue (Transmission)		1,880,031	2,009,105	1,592,339	3,017,346												8,498,821
Financial Asset - Indemnitiable Concessions (Transmission)		4,530,060	1,476,705	513,455	1,732,910												8,253,130
Financial Asset - Indemnitiable Concessions (Distribution)									891,695	807,575	674,929	328,807	2,126,748	174,652	1,413,750		6,418,156
Financial Asset - Indemnitiable Concessions (Generation)		1,270,819	651,800												1,644,392		3,567,011
Advance for Equity Participation	176,855	18,173	672,160	561,715	25,068											172,855	1,281,116
Others	959,389	403,605	194,564	98,693	1,467,909		437,299	117,251	773	3,910	1,318	86	598,526	3,454	9,073	2,359,718	1,936,132
NON – CURRENT TOTAL ASSET	37,008,550	9,033,178	5,838,505	3,472,132	7,816,502	2,792	1,128,316	151,569	1,151,947	3,173,563	917,917	598,564	3,066,276	272,103	8,658,077	18,100,127	64,189,864
INVESTMENTS	49,630,056	5,526,531	4,147,897	2,859,160	2,700,026	99,356	-	-	168	1,806	146	-	(573)	-	12,938	44,299,442	20,678,069
FIXED ASSET	131,671	5,918,096	1,357,984	2,962,044	7,459,357	51	10,823,843	1,561,839	22,363	29,523	24,508	7,212	127,492	13,619	1,352,843		31,792,445
INTANGIBLE ASSET	-	108,563	56,512	220,346	103,785	32	56,673	2,165	6,928	51,002	20,115	32,627	65,884	16,739	575,206		1,316,577
NON – CURRENT ASSET TOTAL	86,770,277	20,586,368	11,400,898	9,513,682	18,079,670	102,231	12,008,832	1,715,573	1,181,406	3,255,894	962,686	638,403	3,259,079	302,461	10,599,064	62,399,569	117,976,955
ASSET TOTAL	101,648,650	24,250,361	15,037,598	10,535,060	22,534,541	162,597	12,821,178	1,923,879	1,688,396	4,551,414	1,847,454	864,278	4,588,272	585,322	15,652,036	66,263,914	152,427,122

Marketletter 1Q15

Liability on 03/31/15	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
CURRENT
National Treasure Credit (Parent Company)
Compulsory Loan (Parent Company)	62,810																62,810
Fuel Consumption Account - CCC (Parent Company)	222,152																222,152
Suppliers	386,038	264,161	367,805	119,647	757,838	804	425,590	292,449	216,261	1,018,675	146,466	138,221	906,148	320,498	3,614,463	412,000	8,563,064
Financing and Loan - principal	2,484,086	422,897	284,649	291,269	519,421		1,105,832	231,654	296,875	117,019	364,649	36,793	252,763	7,479	647,656	2,537,689	4,525,353
Financing and Loan - Charges	638,520	155,268	16,011	37,462	27,669		13,955	14,651		7	27,501	12,356	30,765		5,077	115,497	863,745
Bonds				261,304	14,357								75,785				351,446
Taxes and Social Contribution	25,903	273,560	87,370	52,052	64,578	32	45,576	25,296	79,173	39,718	162,907	16,894	259,133	6,353	38,243		1,176,788
Income Tax and Social Contribution		109,129	82,282	270		155			6,116			303			1,128		199,383
Derivatives	32,069				1,311												33,380
Reimbursement Obligations	684,643								37,462	11,431							733,536
Advance from Clients (Antecipated Sold Enegy)	447,683				52,958												500,641
Shareholders Remuneration (dividends to pay)	61,606		13	9,552	457,000			68,019								531,399	64,791
Estimated Obligations	102,726	139,696	178,468	79,322	210,018	211	267,524	9,782	7,484	18,964	33,731	3,466	42,950	15,450	54,874		1,164,666
Provision for Contingencies								37,171									37,171
Post-Employment Benefits (Complementary Pension Fund)	7,846	62,172	92,815	2,019			9,790		9,471		24,994		30,938				240,045
Leasing															128,730		128,730
Onerous Contract					1,687												1,687
Concessions to Pay - UBP		1,219		2,139													3,358
Sector Charges (Regulatory Charges)		142,909	129,474	44,372	324,192		23,158	2,631	7,843	38,060	20,288	29,730	299,580		3,072		1,065,309
Others	58,728	268,932	135,982	320,449	365,267		116,303	19,702	76,577	30,388	284,822	16,289	310,722	46,200	116,549	(267,760)	1,899,150
CURRENT TOTAL	5,214,810	1,839,943	1,374,869	1,219,857	2,796,296	1,202	2,007,728	701,355	737,262	1,274,262	1,065,358	254,052	2,208,784	395,980	4,609,792	(3,864,345)	21,837,205
NON CURRENT
National Treasure Credit (Parent Company)
Compulsory Loan (Parent Company)	454,739																454,739
Fuel Consumption Account - CCC (Parent Company)	480,564																480,564
Global Reversal Reserve (Parent Company)	7,155,717																7,155,717
Suppliers					452,569			21,284		967,919		233,087	979,161	128,541	7,386,818		10,169,379
Financing and Loan - principal	19,676,486	8,526,065	830,144	3,302,189	4,077,053		4,172,121	1,897,635	693,113	594,678	721,108	208,161	323,103	37,844	1,494,825	15,534,200	31,020,325
Bonds					208,525								210,444				418,969
Taxes and Social Contribution		662,355	13,572	50,572					10,748	3,595	40,155	4,152	18,036				803,185
Income Tax and Social Contribution	472,742		93,484	49,298		13,266							37,487				666,277
Derivatives					59,365												59,365
Reimbursement Obligations										143,233		125,189		57,209	2,254,762		2,580,393
Advance from Clients (Antecipated Sold Enegy)					704,494												704,494
Estimated Obligations		61,653	85,581	12,420	20,013		67,306	1,611	47,165		1,467			198			297,414
Provision for Contingencies	4,655,424	506,343	1,511,133	78,113	604,218		157,619		90,279	136,014	101,192	10,767	594,159	48,393	368,329		8,861,983
Provision for uncovered liabilities on invested Companies	4,255,677			101,962												(3,132,924)	1,224,715
Post-Employment Benefit (Complementary Pension Fund)	448,407	242,466	861,496	160,943	44,801		49,817	3,511	46,131		26,934		116,315	2,851	450		2,004,122
Leasing															1,180,022		1,180,022
Provision for Onerous Contract		899,998	109,510		45,542												1,055,050
Concessions to Pay - UBP		36,162		24,478													60,640
Sector Charges (Regulatory Charges)		101,531	267,187							41,184	33,090		168,127				611,119
Asset Demobilization Obligation (Nuclear Power Plant discontinuation)							1,335,934										1,335,934
Advance for future capital incresae	199,073	39,619		63,988	12,984			18,521	8,307	245	16,416	12,787				172,867	199,073
Others	806,697	562,503	5,843	118,281	150,949		111,313		55,581	1,331,518	499	1,009	15,873	19,328	463,683	(2,393,060)	1,250,017
NON CURRENT ASSET TOTAL	38,605,526	11,638,695	3,777,950	3,962,244	6,380,513	13,266	5,894,110	1,942,562	951,324	3,218,386	940,861	595,152	2,462,705	294,364	13,148,889	(21,233,051)	72,593,496

STOCKHOLDERS’ EQUITY
Capital social	31,305,331	6,531,154	9,753,953	4,295,250	11,563,279	118,054	6,607,258	845,510	726,447	1,325,124	1,256,331	475,789	3,475,679	684,204	4,610,171	(52,268,203)	31,305,331
Capital Reserves	26,048,342	5,123,332	4,916,199													(10,039,531)	26,048,342
Profit Reserves	2,259,039			1,074,209	1,246,516	215		2,596								(2,323,536)	2,259,039
Additional Dividend Purpose				25,623	456,777											(482,400)
Profit/Losses accumulated	1,256,472	410,657	(3,390,412)	69,057	130,767	1,430	(1,636,062)	(1,536,327)	(667,825)	(1,266,358)	(1,421,251)	(460,293)	(3,733,519)	(785,721)	(6,714,563)	21,000,420	1,256,472
Other Comprehensive Income	(3,040,870)	(1,293,420)	(1,394,961)	(126,391)	(39,607)	28,430	(51,856)	(31,817)	(58,812)		6,155	(422)	174,624	(3,505)	(2,253)	2,793,835	(3,040,870)
Non - Controlling Shareholders Participation				15,211												152,897	168,108

STOCKHOLDERS’ EQUITY TOTAL	57,828,314	10,771,723	9,884,779	5,352,959	13,357,732	148,129	4,919,340	(720,038)	(190)	58,766	(158,765)	15,074	(83,216)	(105,022)	(2,106,645)	(41,166,518)	57,996,422

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	101,648,650	24,250,361	15,037,598	10,535,060	22,534,541	162,597	12,821,178	1,923,879	1,688,396	4,551,414	1,847,454	864,278	4,588,272	585,322	15,652,036	(66,263,914)	152,427,122

Marketletter 1Q15

Statement of Income on 03/31/15	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
OPERATING REVENUE	803,581	1,672,100	915,067	383,304	1,406,561		501,108	120,420	377,881	287,277	340,135	91,577	1,161,456	59,398	843,440	364,423	8,598,882
Electric Energy Supply (Sell)	670,086	980,940	33,912		990,024		569,359	129,369								256,204	3,117,486
Electric Energy Supply (Generation)		3,718	213,753	91,690	303,556										309,043		921,760
Short Term Electric Energy		259,762	148,135	87,932	5,887										384,803		886,519
Operation Revenue and Renewed Plants Maintenance		143,333	307,666		4,108												455,107
Construction Revenue		80,532	5,630												7,658		93,820
Financial – Return on Investment
Financial Effect ITAIPU (Parent Company)	121,201																121,201
Renewed Lines Operation and Maintenance Revenue			203,441	133,189	119,134											107,946	347,818
Operation and Maintenance Revenue		233,109	14,133	25,096	1,429												273,767
Construction Revenue - Transmission		79,385	147,315	16,414	50,586												293,700
Financial – Return on Investment		57,870	8,629	55,497	81,758												203,754
Electric Energy Supply - Distribution									427,070	364,529	381,639	109,084	1,572,487	72,764	189,606		3,117,179
Construction Revenue - Distribution									20,688	31,518	28,122	11,926	54,367	2,149	26,922		175,692
CVA and Other Financial items									42,162	709	40,758	1,980	151,763		45,076		282,448
Others Operating Revenue	12,294	28,961	5,529	17,218	58,751			786	29,004	25,242	29,586	1,012	61,142	2,136	67,986	273	339,374
.
(-) Circulation Taxes			(27,728)	(186)	(1,108)			(71)	(86,759)	(56,861)	(89,449)	(20,153)	(428,792)	(10,106)	(92,019)		(813,232)
(-)Federal Taxes		(134,192)	(75,591)	(37,440)	(134,667)		(52,665)	(6,395)	(38,523)	(31,155)	(41,545)	(6,330)	(151,111)	(6,928)	(88,008)		(804,550)
(-) Sector Charges		(60,897)	(69,552)	(6,043)	(72,039)		(15,586)	(3,269)	(12,361)	(46,381)	(8,892)	(5,963)	(98,126)	(594)	(7,637)		(407,340)
(-)Others Deductions (including Service tax)		(421)	(205)	(63)	(858)				(3,400)	(324)	(84)	21	(274)	(23)	10		(5,621)
.
OPERATING EXPENSES	(1,579,519)	(1,013,399)	(805,734)	(232,280)	(1,137,679)	(918)	(418,713)	(205,112)	(310,688)	(297,413)	(297,362)	(118,132)	(1,188,216)	(99,160)	(683,783)	666,253	(7,721,855)
Personnel	(94,770)	(228,453)	(199,359)	(82,801)	(274,871)	(659)	(137,369)	(23,348)	(32,177)	(28,240)	(37,342)	(8,309)	(76,496)	(15,202)	(85,795)		(1,325,191)
Material	(700)	(7,896)	(3,867)	(2,449)	(755)	(15)	(7,917)	(24,466)	(273)	(1,055)	(1,208)	(222)	(3,327)	(178)	(6,974)		(61,302)
Services	(24,657)	(149,484)	(44,700)	(23,220)	(48,428)	(156)	(59,762)	(14,306)	(15,487)	(30,352)	(14,168)	(13,873)	(117,845)	(3,537)	(57,960)		(617,935)
Realignment Staff Plan
Energy purchased for Resale	(693,124)	(148,611)	(81,507)	(63,465)	(409,215)			(98,944)	(201,278)	(180,026)	(168,954)	(64,673)	(778,028)	(33,424)	(255,083)	254,770	(2,921,562)
Charges on Electric Energy Grid Usage		(111,800)	(176,178)	(3,834)	(132,130)		(19,565)	(9,130)	(21,371)	(4,350)	(15,111)	(3,787)	(42,449)		(49,874)	124,962	(464,617)
Construction - Generation		(80,532)	(5,630)												(7,658)		(93,820)
Construction - Transmission		(79,385)	(147,315)	(16,414)	(50,586)												(293,700)
Construction - Distribution									(20,688)	(31,518)	(28,122)	(11,926)	(54,367)	(2,149)	(26,922)		(175,692)
Fuel used for electric energy production		(130,483)	(70,757)				(88,933)	(2,630)						(11,202)	4,886		(299,119)
Remuneration and Reimbursement (Royalties)		(27,184)	(2,753)	(3,266)	(65,047)										(1,824)		(100,074)
Fixed Asset Depreciation – Assets linked to Administration	(1,250)	(4,869)	(16,124)	(446)	(4,964)	(7)	(1,732)	(149)		(497)	(1,135)	(198)	(1,495)	(2,625)	(2,087)		(37,578)
Fixed Asset Depreciation – Assets linked to Generation		(49,128)	(8,753)	(25,782)	(102,838)		(87,019)	(20,097)							(3,141)		(296,758)
Fixed Asset Depreciation - Leasing															(14,424)		(14,424)
Intangible Amortization - Assets linked to Administration		(2,699)	(2,565)	(2,242)	(1,570)		(2,638)	(149)		(549)		(541)			(1,120)		(14,073)
Intangible Amortization - Assets linked to Generation		(360)		(1,212)	(4)										(11,147)		(12,723)
Intangible Amortization - Assets linked to Transmission					(54)												(54)
Intangible Amortization - Assets linked to Distribution									(6,904)	(7,997)	(7,418)	(3,175)	(27,073)		(34,901)		(87,468)
Intangible Amortization - Financial Asset
Donations and Contributions	(49,412)	(6,420)	(4,916)	(1,542)	(15)				(70)	(62)							(62,437)
Operational Provisions	(553,970)	59,377	(11,984)	172	(29,387)		(13,082)	(5,377)	7,155	6,862	(5,050)	(4,170)	(43,122)	(30,097)	(43,451)	(338,689)	(327,435)
Others	(161,636)	(45,472)	(29,326)	(5,779)	(17,815)	(81)	(696)	(6,516)	(19,595)	(19,629)	(18,854)	(7,258)	(44,014)	(746)	(86,308)	(52,168)	(515,893)
OPERATING RESULT BEFORE FINANCIAL RESULT	(775,938)	658,701	109,333	151,024	268,882	(918)	82,395	(84,692)	67,193	(10,136)	42,773	(26,555)	(26,760)	(39,762)	159,657	301,830	877,027
FINANCING REVENUE (EXPENSES)
Revenue from financial Investments	135,610	21,055	36,022	7,896	35,720	1,605		111	447	454	310	188	2,032	33	1,544		243,027
Revenue of interest rate, comission and taxes (Loans and Financing)	694,732	14,352														426,237	282,847
Debt Charges	(550,324)	(205,655)	(33,464)	(79,208)	(79,226)		(12,822)	(78,287)	(29,204)	(21,657)	(61,297)	(13,299)	(24,250)	(1,649)	(281,622)	463,096	(1,008,868)
Charges - Leasing															(69,066)		(69,066)
Charges – Remuneration to Shareholders	(5,466)			(245)				(1,824)									(7,535)
Moratorium Increaes on electricity	46,612	1,253	16,174		18,677				2,334	8,698	13,000	2,810			16,682		126,240
Net Monetary Update	335,626	(54,735)	5,079	(46,391)	(30,897)		(5,544)		26,345	(11,443)	(9,315)	(1,590)	(22,346)	6,759	(424)		191,124
Net Exchange Update	658,694	(27,280)			(119,402)		66,204	(110)	(262)				(236,674)				341,170
Others financial revenues	15,723	5,625	17,584	18,967	29,757		72,750	105	2,112	3,210	5,627		39,250	(676)	121,088		331,122
Others financial expenses	(88,615)	(29,784)	(5,589)	(1,429)	(75,297)	(13)	(24,558)	(2,289)	(16,513)	(14,426)	(8,805)	(1,386)	(28,148)		(35,123)		(331,975)
Indemnities Remuneration – 12,783/13 Law		163,382	226,286	51,654	54,011				(1)								495,332
FINANCIAL RESULT	1,242,592	(111,787)	262,092	(48,756)	(166,657)	1,592	96,030	(82,294)	(14,742)	(35,164)	(60,480)	(13,277)	(270,136)	4,467	(246,921)	36,859	593,418
RESULTS OF INVESTMENTS IN SUBSIDIARIES	971,927	(31,714)	(13,812)	(601)	38,405	910										924,167	40,948
Revenue with Equivalency	971,927															924,167	47,760
Expenses with Equivalency		(31,714)	(13,812)	(601)	38,405	910											(6,812)
OPERATING RESULT	1,438,581	515,200	357,613	101,667	140,630	1,584	178,425	(166,986)	52,451	(45,300)	(17,707)	(39,832)	(296,896)	(35,295)	(87,264)	(585,478)	1,511,393
Result with concessions renewed – 12,783/13 Law
Others Expenses and Revenues
RESULT BEFORE INCOME TAX, SOCIAL CONTRIBUTION, EMPLOYEES PARTICIPATION AND MANAGEMENT AND THE MINORITY PARTICPATION	1,438,581	515,200	357,613	101,667	140,630	1,584	178,425	(166,986)	52,451	(45,300)	(17,707)	(39,832)	(296,896)	(35,295)	(87,264)	(585,478)	1,511,393
Current Income Tax and Social Contribution		(104,543)	(88,661)	(11,519)	(29,136)	(155)	(55,358)										(289,372)
Deferred Income Tax and Social Contribution	(183,335)		106,040	(20,237)	2,600				(41,566)								(136,498)
Fiscal Incentives Revenue			11,414		16,673												28,087
RESULT BEFORE PARTICIPATION	1,255,246	410,657	386,406	69,911	130,767	1,429	123,067	(166,986)	10,885	(45,300)	(17,707)	(39,832)	(296,896)	(35,295)	(87,264)	(585,478)	1,113,610
ELIMINATION FROM PROFIT
Minority Participation
NET PROFIT OF THE PERIOD	1,255,246	410,657	386,406	69,911	130,767	1,429	123,067	(166,986)	10,885	(45,300)	(17,707)	(39,832)	(296,896)	(35,295)	(87,264)	(585,478)	1,113,610

Marketletter 1Q15

Cash Flow on 03/31/15	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
Operating Activities
Profit (loss) before income tax and social contribution	1,438,581	515,200	357,613	101,667	140,630	1,585	178,425	-166,986	52,451	-45,300	-17,707	-39,832	-296,896	-35,295	-87,264	585,479	1,511,393
Adjustments to conciliate the profit with the cash generated by operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation and amortization	1,250	57,056	27,442	29,682	109,430	7	91,389	21,046	6,904	9,043	8,553	3,914	28,568	2,625	66,820	651	463,078
Amortization of Intangible – Distribution/Transmission	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Monetary and currency variation	(994,320)	(38,374)	(246,396)	(3,821)	96,288	-	(60,660)	110	(26,083)	11,443	3,335	1,590	261,156	-	424	(293,799)	(995,308)
Financing charges	(212,177)	170,736	33,464	59,568	79,226	-	12,822	68,973	29,204	21,657	53,604	13,299	24,249	1,301	139,741	460,283	35,384
Equity Method	(971,927)	31,714	13,812	601	(38,405)	(712)	-	-	-	-	-	-	-	-	-	(923,969)	(40,948)
Provision for uncovered liability	338,689	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12,783/2013 Law Effects	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	12,380	5,667	12,590	(151)	1,336	-	-	-	(10,617)	(6,995)	3,168	5,007	39,210	30,644	21,738	-	113,977
Provisions for contingencies	168,262	(2,948)	30,326	(21)	20,942	-	2,160	5,377	1,568	133	1,882	1,841	-	(405)	23,690	-	252,807
Provision for loss with Investments	22,254	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22,254
Provision for staff realignment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment (Impairment)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for onerous contracts	-	(69,937)	(5,214)	-	-	-	-	-	-	-	-	-	-	-	-	-	(75,151)
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision (reversal) for losses in the fixed asset	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision (reversal) for enviromental compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Global reversal reserve charges	67,768	59,347	-	-	-	-	-	-	-	-	-	-	-	-	-	59,347	67,768
Adjustment to Present Value / Market Amount	(5,068)	-	-	(326)	-	-	21,454	-	(73)	-	-	-	-	-	-	-	15,987
Minority Participation in Result	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	214,600	214,600
Charges on Shareholders funds	5,466	-	-	245	-	-	-	1,824	-	-	-	-	-	-	-	-	7,535
Write-off Assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial Asset Revenue by IRR	-	(57,870)	-	(55,497)	(81,758)	-	-	-	-	-	-	-	-	-	-	-	(195,125)
Derivatives	-	-	-	-	42,992	-	-	-	-	-	-	-	-	-	-	-	42,992
Others	(11,591)	389	488	147	(10,696)	-	(82,593)	(286)	(12,906)	6,672	352	(2,678)	-	179	2,963	6,692	(102,868)
(Increase) decrease on operating asset/liability	(1,446,163)	(56,374)	(166,384)	129,606	(497,060)	(11,349)	124,898	62,869	(613)	43,555	(9,819)	9,630	440,427	5,380	198,608	-	(395,682)
Cash from Operating Activities	(1,586,597)	614,606	57,741	261,700	(137,075)	(10,469)	287,895	(7,073)	39,835	40,208	43,368	(7,229)	496,714	4,429	366,720	-	942,692
Payment of financial charges	(352,710)	(161,384)	(33,788)	(57,529)	(69,917)	-	(32,005)	(6,992)	(301)	(2,913)	-	(943)	(15,673)	-	(65,736)	(490,939)	(308,952)
Payment of charges of global reversal reserve	(53,414)	(66,022)	-	-	-	-	-	-	-	-	-	-	-	-	-	(66,022)	(53,414)
Financial charges receivable	540,823	132	-	126	-	-	-	-	-	-	-	-	15,270	-	-	490,939	65,412
Remuneration from equity investments received	-	10,851	5,891	4	4,212	-	-	-	-	-	-	-	-	-	-	-	20,958
Annual allowed Revenue Receiving (Financial Asset)	-	66,364	22,142	73,449	65,867	-	-	-	-	-	-	-	-	-	-	-	227,822
Financial Asset Indemnities Receiving	-	326,260	301,575	89,237	78,237	-	-	-	-	-	-	-	-	-	-	-	795,309
Payment of income tax and social contribution	(67,147)	-	-	(10,693)	-	(155)	(23,590)	-	-	-	-	-	-	-	-	-	(101,585)
Complementary security fund payment	(3,010)	(20,989)	(33,953)	(1,745)	-	-	(16,782)	-	-	-	-	-	-	-	-	-	(76,479)
Payment of lawsuit contingencies	(342,220)	-	(2,109)	-	(6)	-	-	-	-	-	(2,264)	-	-	-	-	-	(346,599)
Lawsuit Deposits	(27,313)	(7,717)	(2,098)	(3,855)	(12,698)	-	(6,331)	169	1,326	(2,766)	-	-	(11,150)	-	(26,278)	-	(98,711)
Net Cash from Operating Activities	(1,891,588)	762,101	315,401	350,694	(71,380)	(10,624)	209,187	(13,896)	40,860	34,529	41,104	(8,172)	485,161	4,429	274,706	-	1,066,453
Financing Activities
Loans and financing obtained	2,179,372	21	-	-	20,500	-	95,000	35,629	24,997	5,015	6,146	13,626	50,000	-	25,298	80,301	2,375,303
Loans and financing payable - principal	(785,200)	(84,646)	(77,056)	(53,179)	(49,923)	-	(14,163)	(7,957)	(13,562)	(4,996)	(8,388)	(2,235)	(89,079)	(426)	(47,098)	(781,274)	(456,634)
Payment to Shareholders	(384)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(384)
Payment of refinancing of taxes and contributions - Principal	-	-	-	(4,658)	-	-	-	-	(2,954)	-	-	-	-	-	-	-	(7,612)
Compulsory Loan and Global Reversal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase	-	-	(82,145)	3	-	-	-	-	-	-	-	-	-	-	-	-	-
Amount received on Bonds Emission	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment to complementary pension fund	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	13	-	-	-	-	-	-	-	-	-	-	-	-	-	13
Net Cash from Financing Activities	1,393,788	(84,625)	(159,188)	(57,834)	(29,423)	-	80,837	27,672	8,481	19	(2,242)	11,391	(39,079)	(426)	(21,800)	-	1,910,686
Investment Activities
Financing and Loans Concessions	(82,508)	-	-	-	-	-	-	-	-	-	-	-	-	-	(20,000)	(100,301)	(2,207)
Receiving of Loans and Financing Ceded	964,601	-	-	-	-	-	-	-	-	-	-	-	-	-	-	781,274	183,327
Renegotiated Credits of energy receivables	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(4,837)	(48,344)	(115,123)	(195,706)	(16,488)	(15)	(318,092)	(10,794)	-	(579)	(173)	(27)	(1,194)	(2,128)	(1,146)	305,434	(1,020,080)
Acquisition of intangible assets	-	(4,041)	(2,377)	(1,579)	(1,268)	-	(1,172)	-	-	(513)	(763)	-	7,221	(2,245)	(1,115)	76,365	(84,217)
Acquisition of concession assets	-	(159,917)	(161,574)	(16,414)	(50,967)	-	-	-	(20,688)	(31,518)	(26,084)	(11,926)	(407,408)	(228)	(32,353)	-	(919,077)
Concession for advance of future capital increase	-	-	-	(57,728)	(512)	-	-	-	-	-	-	-	-	-	-	-	(58,240)
Acquisition/Contribution of capital in equity participation	(109,703)	(255,503)	(185,059)	(28,803)	(69,382)	-	-	-	-	-	-	-	-	-	-	-	(648,450)
Net Cash Flow in controlled company acquisition (CELG)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	1,926	-	-	3	-	-	(290)	-	-	-	-	(1)	-	-	1,638
Net Cash from investments activities	767,553	(467,805)	(462,207)	(300,230)	(138,617)	(12)	(319,264)	(10,794)	(20,978)	(32,610)	(27,020)	(11,953)	(401,381)	(4,602)	(54,614)	-	(2,547,306)
Increase (decrease) in cash and cash equivalents	269,753	209,671	(305,994)	(7,370)	(239,420)	(10,636)	(29,240)	2,982	28,363	1,938	11,842	(8,734)	44,701	(599)	198,292	-	429,833
Cash and cash equivalent – beginning of period - 12/31/14	88,194	1,692	658,063	26,960	344,024	14,529	18,361	25,717	9,619	4,525	5,478	24,497	131,719	7,286	62,606	-	1,407,078
Cash and cash equivalent – end of period - 03/31/15	357,947	2,356	519,998	19,590	352,200	3,890	46,890	28,699	37,982	6,463	17,320	15,763	176,420	6,687	260,898	-	1,836,911
	269,753	664	(138,065)	(7,370)	8,176	(10,639)	28,529	2,982	28,363	1,938	11,842	(8,734)	44,701	(599)	198,292	-	429,833

Marketletter 1Q15

Asset on 03/31/2014	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG-D	ED Roraima	Amazonas	Eliminations	Total
Current Asset
Financial Asset – Itaipu	235,644															-	235.644
Cash and Cash Equivalent	2,823,499	9,166	933,298	576,729	482,611	55,637	4,965	47,183	23,611	16,597	10,461	18,098		25,715	124,718		5.152.288
Clients (Consumers and Resellers)	459,953	878,361	347,591	219,109	1,444,403		165,630	64,575	219,871	190,755	209,455	43,433		44,393	404,132	255,872	4.435.789
Financing and Loan - principal	4,564,736	3,201	3,423	1,354	-		-	-	-	-	-	-		-	-	2,342,761	2.229.953
Financing and Loan - Charges	531,423	-	2	-	-		-	-	-	-	-	-		-	-	121,133	410.292
Renegotiated Credits																-	-
Marketable Securities	1,505,932	797,272	1,646,164	-	1,755,419		126,924	-	-	-	-	-		-	-	-	5.831.711
Dividends to Receive (Equity Participation Remuneration)	367,428	85,217	14,816	2,057	-	4,268	-	-	-	-	-	-		-	-	228,178	245.608
Deferred Fiscal Asset (Taxes and Contributions)	359,234	12,687	22,967	31,235	29,148	1,855	42,345	17,118	11,058	11,241	9,815	6,857		4,361	34,640		594.561
Income Tax and Social Contribution	1,846,835	114,897	96,451	52,119	45,580		17,965	-	-	-	8,297	910		-	-		2.183.054
Derivatives	-	-	-	-	102,589		-	-	-	-	-	-		-	-		102.589
Reimbursement Right - CCC (12,111 Law)	-	261,574	-	-	-		-	-	130,369	-	-	-		-	3,050	-	394.993
Fuel Consumption Account - CCC	1,203,955															-	1.203.955
Linked Deposits		-	10,982	14,254	-		-	-	-	1,705	-	459		-	-		27.400
Stored Material	706	21,302	108,336	35,729	57,127		135,562	114,698	5,097	7,255	12,330	2,124		1,703	177,603		679.572
Nuclear Fuel Storage							343,730										343.730
Financial Asset – Annual Allowed Revenue (Transmission)		-	74,695	63,356	314,831		-	-	-	-	-	-		-	-		452.882
Financial Asset - Indemnitiable Concessions (Transmission)		-	-	-	-		-	-	-	-	-	-		-	-		-
Financial Asset - Indemnitiable Concessions (Distribution)		-	-	-	-		-	-	-	-	-	-		-	-		-
Amounts to Receive – 12,783/13 Law		1,502,512	1,368,915	433,889	360,901		-	-	-	-	-	-		-	-		3.666.217
Expenses paid in advance																-	-
Others	180,216	121,603	340,206	76,517	217,346		49,098	57,173	58,109	20,759	53,703	22,059		7,843	116,240	183,941	1.136.931
TOTAL CURRENT ASSET	14,079,561	3,807,792	4,967,846	1,506,348	4,809,955	61,760	886,219	300,747	448,115	248,312	304,061	93,940		84,015	860,383	3,131,885	29.327.169
LONG-TERM ASSET
Non - Current
Financial Asset – Itaipu	2,576,345																2,576,345
Clients (Consumers and Resellers)	199,565	306,916	13,287	409,735	18,637		-	-	179,886	25,627	199,239	13,128		4,520	51,168	-	1,421,708
Financing and Loan - principal	23,781,149	5,463	6,470	5,071	-		-	-	-	-	-	-		-	-	12,088,966	11,709,187
Renegotiated Credits																-	-
Marketable Securities	194,995	-	2,598	144	205		-	-	-	-	-	-		-	-	-	197,942
Deferred Fiscal Asset (Taxes and Contributions)	-	(33,823)	157,520	23,558	42,451	2,741	-	19,741	5,612	9,720	4,594	3,754		8,852	1,798,118		2,042,838
Income Tax and Social Contribution	299,117	482,472	2,040,720	350,540	109,742		-	-	-	-	-	-		-	-		3,282,591
Derivatives		-	-	130,407	105,656		-	-	-	-	-	-		-	-		236,063
Reimbursement Right – CCC (12,111 Law)		217,978	-	-	291,553		-	-	-	1,762,301	-	201,596		90,164	11,204,522		13,768,114
Linked Deposits	826,197	561,596	592,155	-	410,644		60,302	11,727	39,610	67,384	13,953	4,946		17,077	299,633		2,905,224
Fuel Consumption Account - CCC (Parent Company)	2,544																2,544
Nuclear Fuel Storage							450,678										450,678
Financial Asset – Annual Allowed Revenue (Transmission)		3,939,994	2,070,577	1,406,558	1,974,644		-	-	-	-	-	-		-	-		9,391,773
Financial Asset - Generation		995,718	487,821														1,483,539
Financial Asset - Indemnitiable Concessions (Transmission)		1,458,263	757,255	676,306	2,215,144		-	-	-	-	-	-		-	-		5,106,968
Financial Asset - Indemnitiable Concessions (Distribution)		-	-	-	-		-	-	612,177	654,289	574,078	266,652		162,279	3,130,638		5,400,113
Amounts to Receive – 12,783 Law		377,933	653,684	130,369	110,455		-	-	-	-	-	-		-	-		1,272,441
Complementary Pension Fund																	-
Others	688,314	264,943	169,094	80,498	1,325,581	48	298,239	-	564	4,139	1,357	-		1,729	9,073	2,056,383	787,196
Advance for Equity Participation	160,749	56,332	404,655	218,720	65,088		-									156,751	748,793
NON – CURRENT TOTAL ASSET	28,728,975	8,633,784	7,355,836	3,431,906	6,669,800	2,789	809,219	31,468	837,849	2,523,460	793,221	490,076		284,621	16,493,152	14,302,100	62,784,056
INVESTMENTS	52,103,445	5,190,079	3,556,323	2,553,794	2,318,376	88,344	-	-	168	1,806	146	-		-	7,678	47,149,753	18,670,406
FIXED ASSET	128,074	5,886,924	1,617,580	2,353,999	7,706,438	24	9,347,902	1,553,355	23,488	30,484	19,230	5,937		10,857	1,240,550		29,924,842
INTANGIBLE ASSET		108,851	31,448	177,856	21,894	24	54,637	1,620	35,083	78,534	47,581	48,418		6,844	150,166		762,956
NON – CURRENT ASSET TOTAL	80,960,494	19,819,638	12,561,187	8,517,555	16,716,508	91,181	10,211,758	1,586,443	896,588	2,634,284	860,178	544,431		302,322	17,891,546	61,451,853	112,142,260
ASSET TOTAL	95,040,055	23,627,430	17,529,033	10,023,903	21,526,463	152,941	11,097,977	1,887,190	1,344,703	2,882,596	1,164,239	638,371		386,337	18,751,929	64,583,738	141,469,429

Marketletter 1Q15

Liability on 03/31/14	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
Current Liabilties
Suppliers	362,072	228,444	408,602	39,179	391,740	677	240,669	227,340	299,895	847,495	105,723	69,602		216,041	5,999,259	392,967	9,043,771
Financing and Loan - principal	1,180,294	368,751	120,719	378,268	482,580		325,567	297,501	319,546	172,397	235,671	37,679		9,090	477,184	2,422,378	1,982,869
Financing and Loan - Charges	347,568	124,795	13,745	9,344	23,330		7,263	23,008	-	-	13,822	-		-	-	59,844	503,031
National Treasure Credit	4,560																4,560
Compulsory Loan	62,196																62,196
Bonds		-	-	-	13,606		-	-	-	-	-	-		-	-		13,606
Taxes and Social Contribution	39,433	289,160	81,549	49,957	87,237	137	36,029	11,019	40,853	36,271	88,960	14,368		3,559	58,461		836,993
Income Tax and Social Contribution	41,937	103,075	16,873	122	34,924		-	-	2,399	-	5,736	-		-	-		205,066
Derivatives	29,858	-	-	-	224,821		-	-	-	-	-	-		-	-		254,679
Reimbursement Obligations – CCC (12,111 Law)	671,718	-	-	-	-		-	-	-	-	-	-		-	-		671,718
Advance from Clients	468,795	-	-	-	48,910		-	-	-	-	-	-		-	-		517,705
Fuel Consumption Account - CCC	903,916																903,916
Shareholders Remuneration (dividends to pay)	534,840	-	34	64,991	102,403	800	-	61,134	-	-	-	-		-	-	227,979	536,223
Estimated Obligations	62,059	144,195	156,260	87,228	200,870	219	200,602	17,609	12,366	21,931	36,767	4,626		17,263	53,658		1,015,653
Provision for Contingencies								24,986	-	-	-	-		-	-		24,986
Post-Employment Benefits (Complementary Pension Fund)	10,879	75,406	61,402	10,316	-		9,242	3,256	14,819	644	21,362	-		-	931		208,257
Leasing														-	188,750		188,750
Onerous Contract					3,066												3,066
Concessions to Pay - UBP		1,242		2,014				-	-	-	-			-	-		3,256
Financial Liability																	-
Sector Charges (Regulatory Charges)		132,541	155,180	34,747	332,781		52,198	7,668	497	8,216	20,516	29,920		-	-		774,264
Incentive to Personnel Retirement																	-
Participation in Profit and Resukt																	-
Others	54,888	136,183	133,976	174,290	344,183		58,627	15,437	101,387	34,070	32,514	21,083		4,474	864,894	(28,717)	1,947,289
CURRENT TOTAL	4,775,013	1,603,792	1,148,340	850,456	2,290,451	1,833	930,197	688,958	791,762	1,121,024	561,071	177,278		250,427	7,643,137	(3,131,885)	19,701,854
Non Current Liabilities
Suppliers		-	-	-	-		-	-	5,105	-	-	185,235		-	565,668		756,008
Financing and Loan - principal	11,469,086	7,874,442	1,114,769	2,710,412	4,100,746		3,133,562	1,370,908	345,932	334,213	569,806	118,627		14,865	978,520	11,988,522	22,147,366
National Treasure Credit																	-
Compulsory Loan	385,391																385,391
Bonds		-	-	-	210,008		-	-	-	-	-	-		-	-		210,008
Taxes and Social Contribution	-	718,063	13,572	65,688	-		-	-	8,083	3,468	46,980	4,971		-	-		860,825
Income Tax and Social Contribution	362,250	-	75,739	259,601	116,587	12,193	-	-	-	-	4,932	-		-	-		831,302
Derivatives	-	-	-	-	184,080		-	-	-	-	-	-		-	-		184,080
Reimbursement Obligations –CCC (12,111 Law)		-	-	-	-		-	-	-	147,517	-	118,474		55,066	9,860,357		10,181,414
Advance from Clients		-	-	-	763,271		-	-	-	-	-	-		-	-		763,271
Estimated Obligations		-	118,545	25,650	7,301		197,553	-	-	-	-	1,366		-	4,849		355,264
Shareholders Remuneration																	-
Fuel Consumption Account - CCC	459,156																459,156
Global Reversal Reserve	8,144,441																8,144,441
Provision for Contingencies	2,438,862	568,785	1,414,315	53,749	565,986		97,211	-	88,753	115,590	75,697	4,548		22,895	296,558		5,742,949
Provision for uncovered liabilities on invested Companies	4,747,737	-	-	-	-		-	-	-	-	-			-	-	3,59,218	1,088,519
Provision for Onerous Contract		1,001,219	1,344,336	240,147	85,860		-	-	-	-	-	-		-	345,454		3,017,016
Post-Employment Benefit (Complementary Pension Fund)	67,553	210,032	566,602	76,136	68,822		45,614	31,625	164,627	-	84,481	-		1,986	1,362		1,318,840
Leasing			-	-	-		-							-	1,918,955		1,918,955
Concessions to Pay - UBP		38,419	-	23,161	-		-	-	-	-	-	-		-	-		61,580
Sector Charges		81,429	241,422	-	-		-	-	-	38,115	33,218	-		-	-		394,184
Asset Demobilization Obligation (Nuclear Power Plant discontinuation)							1,155,186										1,155,186
Advance for future capital incresae	178,803	35,584		60,724	13,330			6,369	7,885	239	16,011	5,735		-	-	145,877	178,803
Incentive to personnel Retirement																	-
Research and Development																	-
Others	574,440	1	5,682	28,701	76,595		-	-	19,351	1,341,930	4,866	1,058		61,305	26,315	(2,167,701)	(27,457)
NON CURRENT ASSET TOTAL	28,827,719	10,527,974	4,894,982	3,543,969	6,192,586	12,193	4,629,126	1,408,902	639,736	1,981,072	835,991	440,014		156,117	13,998,038	(17,961,319)	60,127,100

STOCKHOLDERS’ EQUITY
Capital social	31,305,331	6,531,154	9,753,953	4,295,250	11,563,279	118,054	6,607,258	845,510	726,447	1,325,124	1,256,331	245,158		684,204	4,610,171	(48,561,893)	31,305,331
Capital Reserves	26,048,342	5,528,986	4,916,199	-	-	-	-	-	-	-	-	4,277		-	-	(10,449,462)	26,048,342
Profit Reserves	4,334,565	-	-	1,072,411	126,605	3,159	-	2,596	-	-	-	-		-	-	(1,204,771)	4,334,565
Additional Dividend Purpose	444,473	-	-	188,660	305,053	2,401	-	-	-	-	-	-		-	-	(496,114)	444,473
Profit/Losses accumulated	987,587	329,393	(2,459,997)	122,959	1,108,465	(9,355)	(1,052,080)	(1,002,171)	(648,751)	(1,544,624)	(1,454,825)	(228,356)		(703,035)	(7,497,008)	15,039,385	987,587
Other Comprehensive Income	(1,682,975)	(893,870)	(724,444)	(63,987)	(59,976)	24,657	(16,524)	(56,605)	(164,491)	-	(34,329)	-		(1,376)	(2,409)	1,993,354	(1,682,975)
Non - Controlling Shareholders Participation	31,305,331	6,531,154	9,753,953	4,295,250	11,563,279	118,054	6,607,258	845,510	726,447	1,325,124	1,256,331	245,158		684,204	4,610,171	188,966	203,151

STOCKHOLDERS’ EQUITY TOTAL	61,437,323	11,495,663	11,485,711	5,629,478	13,043,426	138,916	5,538,654	(210,670)	(86,795)	(219,500)	(232,823)	21,079		(20,207)	(2,889,246)	(43,490,535)	61,640,474

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	95,040,055	23,627,429	17,529,033	10,023,903	21,526,463	152,942	11,097,977	1,887,190	1,344,703	2,882,596	1,164,239	638,371		386,337	18,751,929	(64,583,738)	141,469,428

Marketletter 1Q15

Statement of Income on 03/31/14	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
OPERATING REVENUE	710,363	1,437,871	897,120	253,988	1,918,885	-	489,001	74,981	239,294	264,538	235,468	-		47,033	673,319	233,383	7,008,478
Electric Energy Supply (Sell)	701,034	665,861	31,291	-	719,220		557,116	84,505	-	-	-			7,544	-	231,755	2,534,816
Electric Energy Supply (Generation)		3,719	203,295	83,380	380,822		-	-	-	-	-			-	268,467		939,683
Short Term Electric Energy		499,994	85,390	4,026	843,043		-	-	-	-	-			-	264,872		1,697,325
Operation Revenue and Renewed Plants Maintenance		146,043	305,992	-	3,663		-	-	-	-	-			-	-		455,698
Construction Revenue		2,881	9,631	-	-		-	-	-	-	-			-	10,324		22,836
Financial – Return on Investment																	-
Financial Effect ITAIPU	19,195																19,195
Renewed Lines Operation and Maintenance Revenue				115,216	79,172		-										194,388
Operation and Maintenance Revenue		190,279	171,634	22,186	(2,335)		-	-	-	-	-			-	-		381,764
Construction Revenue - Transmission		45,248	234,709	5,553	46,845		-	-	-	-	-			-	-		332,355
Financial – Return on Investment		45,459	7,420	47,588	48,423		-	-	-	-	-			-	-		148,890
Electric Energy Supply - Distribution		-	-	-	-		-	-	288,721	304,263	243,035			48,096	131,259		1,015,374
Construction Revenue - Distribution		-	-	-	-		-	-	17,072	45,417	47,341			2,107	69,926		181,863
.
Others Operating Revenue	17,332	7,220	3,694	5,911	50,059		-	900	24,806	7,654	33,136			2,831	68,057	1,628	219,972
.
(-) Circulation Taxes		-	(25,848)	(96)	(8,443)		-	(80)	(60,668)	(54,250)	(59,521)			(7,637)	(71,255)		(287,798)
(-)Federal Taxes	(27,198)	(113,673)	(66,569)	(25,670)	(141,156)		(52,321)	(7,900)	(28,015)	(29,134)	(25,865)			(5,409)	(62,320)		(585,230)
(-) Sector Charges		(54,864)	(63,335)	(3,979)	(99,887)		(15,794)	(2,444)	(2,606)	(9,324)	(2,607)			(471)	(5,927)		(261,238)
(-)Others Deductions (including Service tax)		(297)	(184)	(127)	(541)		-	-	(16)	(88)	(51)			(28)	(84)		(1,416)
.
OPERATING EXPENSES	(1,580,488)	(937,748)	(880,076)	21,745	(735,434)	(14,684)	(711,834)	(136,648)	(291,251)	(285,092)	(233,767)	-		(79,060)	(807,165)	877,301	(5,794,201)
Personnel	(98,307)	(206,843)	(199,364)	(68,658)	(252,229)	(585)	(125,133)	(25,520)	(30,216)	(25,380)	(33,921)			(14,169)	(91,764)		(1,172,089)
Material	(641)	(6,494)	(4,701)	(3,398)	(11,125)	(18)	(10,148)	(20,253)	(202)	(1,163)	(744)			(214)	(8,392)		(67,493)
Services	(24,806)	(147,762)	(37,245)	(21,812)	(55,415)	(170)	(55,292)	(18,721)	(14,669)	(30,470)	(17,200)			(3,593)	(60,097)		(487,252)
Profit Participation																	-
Energy purchased for Resale	(728,190)	(125,317)	(77,884)	(2,501)	(22,814)		-	(40,383)	(175,515)	(140,550)	(132,276)			(23,845)	(305,413)	99,836	(1,674,852)
Charges on Electric Energy Grid Usage		(100,638)	(186,967)	(2,551)	(130,672)		(13,801)	(7,003)	(9,520)	(3,014)	(11,022)			-	-	98,138	(367,050)
O&M – Distribution																	-
O&M - Transmission																	-
Construction - Generation		(2,881)	(9,631)	-	-		-	-	-	-	-			-	(10,324)		(22,836)
Construction - Transmission		(45,248)	(234,709)	(5,553)	(46,846)		-	-	-	-	-			-	-		(332,356)
Construction - Distribution									(17,072)	(45,417)	(47,341)			(2,107)	(69,926)		(181,863)
Fuel used for electric energy production - CCC		(71,926)	(92,830)	-	-		(85,094)	(3,116)	-	-	-			(5,879)	(58,198)		(317,043)
Remuneration and Reimbursement (Royalties)		(47,267)	(3,016)	(1,922)	(78,828)		-	-	-	-	-			-	(1,890)		(132,923)
Onerous Contracts																	-
Fixed Asset Depreciation – Assets linked to Administration	(1,144)	-	(15,308)	(414)	(2,136)	(4)	(1,543)	(295)	(650)	(394)	(775)			(2,333)	(3,604)		(28,600)
Fixed Asset Depreciation – Assets linked to Generation		(47,329)	(9,218)	(29,409)	(107,519)		(85,490)	(17,996)	-	-	-			-	(14,479)		(311,440)
Intagible Amortization - Assets linked to Administration	(463)		(1,273)	(2,244)	(1,626)		(1,718)	(100)		(565)	-			-	-		(7,989)
Intagible Amortization - Assets linked to Generation		(4,336)		(234)			(1,068)	-	-	-	-			-	(95)		(5,733)
Intagible Amortization - Assets linked to Transmission																	-
Intagible Amortization - Assets linked to Distribution									(6,503)	(7,290)	(6,820)			-	(6,540)		(27,153)
Donations and Contributions	(49,514)	(7,998)	(4,795)	(1,349)	(91)		-	-	(35)	(55)	-			-	-		(63,837)
Provisions for Contingencies																	-
Operating Provisions	(392,088)	(87,545)	1,798	166,029	14,243	(13,810)	(6,454)	(1,332)	(15,099)	(1,575)	29,340			(2,102)	10,821	639,470	341,696
Realignment Staff Plan							(308,940)										(308,940)
Others	(285,335)	(36,164)	(4,933)	(4,239)	(40,376)	(97)	(17,153)	(1,929)	(21,770)	(29,219)	(13,008)			(24,818)	(187,264)	39,858	(626,447)
OPERATING RESULT BEFORE FINANCIAL RESULT	(870,125)	500,123	17,044	275,733	1,183,451	(14,684)	(222,833)	(61,667)	(51,957)	(20,554)	1,701	-		(32,027)	(133,846)	643,918	1,214,277
FINANCING REVENUE (EXPENSES)																	-
Revenue from financial Investments	90,373	13,279	59,362	18,497	44,778	1,361	-	114	305	43	-			183	1,140		229,435
Revenue of interest rate, comission and taxes (Loans and Financing)	551,461	15,274	-	-	-		-	-	-	-	110			-	-	292,672	274,173
Debt Charges	(366,412)	(180,062)	(32,782)	(57,428)	(89,174)		(8,602)	(45,312)	(13,738)	(13,315)	(23,743)			(737)	(37,712)	288,223	(580,794)
Charges - Leasing		-	-	-	-		-	-	-	-	-			-	(120,833)		(120,833)
Indemnities Remuneration – 12,783/13 Law		63,331	76,273	28,662	17,574		-	-	-	-	-			-	-		185,840
Charges – Marketable Securities Negotiated																	-
Charges – Shareholders Remuneration	(25,254)	-	-	(1,525)	-		-	(1,447)	-	-	-			-	-		(28,226)
Electric Energy moratorium increase	39,939	385	16,360	-	1,210		-	-	7,105	6,876	9,874			-	10,737		92,486
Net Monetary Update	146,070	12,626	2,231	(928)	(15,334)		(1,596)	-	3,073	934	(3,032)			4,392	325		148,761
Net Exchange Update	(109,002)	2,631	-	-	8,747		(17,180)	(4,176)	39	-	-			-	-		(118,941)
Ineterest on Equity																	-
Others financial revenues and expenses	45,812	(31,887)	10,726	14,630	20,056	(3)	(19,716)	(454)	(10,222)	(4,830)	1,744			(312)	(116,555)		(91,011)
FINANCIAL RESULT	372,987	(104,423)	132,170	1,908	(12,143)	1,358	(47,094)	(51,275)	(13,438)	(10,292)	(15,047)	-		3,526	(262,898)	(4,449)	(9,110)
RESULTS OF INVESTMENTS IN SUBSIDIARIES	1,524,978	41,026	(2,511)	(60,277)	27,356	4,080										1,442,090	92,562
Revenue with Equivalency	1,524,978	41,026	(2,511)	(60,277)	27,356	4,080										1,442,090	92,562
Expenses with Equivalency
OPERATING RESULT	1,027,840	436,726	146,703	217,364	1,198,664	(9,246)	(269,927)	(112,942)	(65,395)	(30,846)	(13,346)	-		(28,501)	(396,744)	(802,620)	1,297,730
Result with concessions renewed – 12,783/13 Law
Others Expenses and Revenues
RESULT BEFORE INCOME TAX, SOCIAL CONTRIBUTION, EMPLOYEES PARTICIPATION AND MANAGEMENT AND THE MINORITY PARTICPATION	1,027,840	436,726	146,703	217,364	1,198,664	(9,246)	(269,927)	(112,942)	(65,395)	(30,846)	(13,346)	-		(28,501)	(396,744)	(802,620)	1,297,730
Current Income Tax and Social Contribution	(41,937)	(98,073)	(16,873)	(24,512)	(93,286)	(109)	(23,626)	-	-	-	-			-	-		(298,416)
Deferred Income Tax and Social Contribution	-	(9,260)	69,053	(69,241)	3,087		-	-	-	-	-			-	-		(6,361)
Fiscal Incentives Revenue
RESULT BEFORE PARTICIPATION	985,903	329,393	198,883	123,611	1,108,465	(9,355)	(293,553)	(112,942)	(65,395)	(30,846)	(13,346)			(28,501)	(396,744)	(802,620)	992,953
ELIMINATION FROM PROFIT
Minority Participation
NET PROFIT OF THE PERIOD	985,903	329,393	198,883	123,611	1,108,465	(9,355)	(293,553)	(112,942)	(65,395)	(30,846)	(13,346)	-		(28,501)	(396,744)	(802,620)	992,953

Marketletter 1Q15

Cash Flow on 03/31/14	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
Operating Activities
Profit (loss) before income tax and social contribution	1,027,840	436,726	146,703	217,364	1,198,664	(9,246)	(269,927)	(112,942)	(65,395)	(30,846)	(13,346)			(4,299)	(324,054)	899,512	1,297,730
Adjustments to conciliate the profit with the cash generated by operations
Depreciation and amortization	1,607	51,665	25,799	32,301	111,281	4	89,819	19,917	7,153	8,249	7,595			2,333	24,718	1,526	380,915
Monetary and currency variation	(144,234)	(78,588)	(118,203)	(50,593)	(10,987)	0	18,776	4,176	(3,112)	(934)	76			0	(325)		(383,948)
Financing charges	(265,896)	166,783	32,782	35,822	71,268	0	8,602	38,586	13,738	13,315	19,410			769	158,545		293,724
Equity Method	(1,524,978)	(41,026)	2,511	60,277	(27,356)	(106)	0	0	0	0	0			0	0	(1,442,090)	(88,588)
Provision for uncovered liability	639,469	0	0	0	0	0	0	0	0	0	0			0	0
Provision for doubtful credit liquidation	(35,473)	38,075	10,360	(76)	880	0	0	0	5,855	1,882	(38,724)			1,720	(27,913)		(43,414)
Provisions for contingencies	(57,878)	13,476	22,680	1,793	(15,663)	0	2,207	1,332	5,280	(307)	9,384			382	17,092		(222)
Provision for loss with Investments	(322,446)	0	0	0	0	13,810	0	0	0	0	0			0	0		(308,636)
Provision for staff realignment	0	0	(7,021)	0	0	0	308,940	0	0	0	0			0	0	(7,021)	308,940
Provision for reduction on recoverable amount of Investment (Impairment)	0	0	0	0	0	0	0	0	0	0	0			0	0
Provision for onerous contracts	0	0	(89,915)	(167,746)	0	0	0	0	0	0	0			0	0		(257,661)
Provision for loss with Financial Asset	0	35,856	43,658	0	0	0	0	0	0	0	0			0	0	3	79,511
Global reversal reserve charges	80,847	0	0	0	0	0	0	0	0	0	0			0	0		80,847
Adjustment to Present Value / Market Amount (Sum into Others)	102,545	0	0	992	0	0	18,844	0	(41)	0	0			0	0		122,340
Minority Participation in Result	0	0	0	0	0	0	0	0	0	0	0			0	0	(10,682)	(10,682)
Charges on Shareholders funds	25,254	0	0	1,525	0	0	0	1,447	0	0	0			0	0	28,226	28,226
Loss/Gain on asset disposal (Sum into Others)	0	0	0	0	0	0	0	0	0	0	0			0	0
Financial Asset Revenue by IRR	0	(45,459)	(7,420)	(47,588)	(48,423)	0	0	0	0	0	0			0	0		(148,890)
Derivatives	0	0	0	0	(3,989)	0	0	0	0	0	0			0	0		(3,989)
Others	205,283	10,766	84,903	(637)	(51,068)	0	13,254	9	4,910	15,063	19,948			311	3,167	(72,992)	378,901
(Increase) decrease on operating asset/liability	641,872	(566,433)	(239,146)	(10,799)	(389,225)	(3,255)	(222,763)	2,294	12,434	10,487	399			20,990	68,527	0	(364,320)
Cash from Operating Activities	373,812	21,841	(92,309)	72,635	835,382	1,207	(32,248)	(45,181)	(19,178)	16,909	4,742			22,206	(80,243)		1,360,784
Payment of financial charges	(121,793)	(121,752)	(12,201)	(64,801)	(87,972)	0	(27,030)	(8,602)	(425)	(13,489)	0			(770)	(31,060)	(202,692)	(287,203)
Payment of charges of global reversal reserve	(58,627)	(30,229)	0	0	0	0	0	0	0	0	0			0	0	(30,229)	(58,627)
Financial charges receivable	474,334	232	0	123	0	0	0	0	0	0	0			0	0	202,692	271,997
Remuneration from equity investments received	70,463	0	676	0	4,080	196	0	0	0	0	0			0	0		75,415
Annual allowed Revenue Receiving (Financial Asset)	0	53,230	29,388	57,858	85,863	0	0	0	0	0	0			0	0		226,339
Financial Asset Indemnities Receiving	0	313,238	275,588	83,657	70,878	0	0	0	0	0	0			0	0		743,361
Payment of income tax and social contribution	(64,436)	0	0	(12,578)	0	0	0	0	0	0	0			0	0		(77,014)
Complementary security fund payment	(2,201)	(20,523)	0	(2,926)	0	0	0	0	0	0	0			0	0		(25,650)
Payment of lawsuit contingencies	0	0	0	0	0	0	0	0	0	0	0			0	0	23,041	(23,041)
Lawsuit Deposits	(12,747)	(43,040)	(5,752)	(3,868)	(111,724)	0	(5,016)	227	(715)	(6,439)	2,314			0	(29,420)		(216,180)
Net Cash from Operating Activities	658,807	172,997	195,390	130,100	796,507	1,403	(64,294)	(53,556)	(20,318)	(3,019)	7,056			21,436	(140,723)		1,990,183
Financing Activities
Loans and financing obtained	0	400,019	400,000	950	0	0	210,000	95,789	66,116	43,637	40,784			0	319,828	566,154	1,010,969
Loans and financing payable - principal	(542,562)	(78,107)	(14,553)	(97,612)	(362,434)	0	(9,442)	(9,879)	(24,400)	(18,883)	(35,547)			(1,282)	(58,559)	(595,717)	(657,543)
Payment to Shareholders	(1,134)	0	0	0	0	0	0	0	0	0	0			0	0		(1,134)
Payment of refinancing of taxes and contributions - Principal	0	(15,393)	0	(8,083)	0	0	0	0	(797)	0	0			0	0		(24,273)
Compulsory Loan and Global Reversal reserve	0	0	0	0	0	0	0	0	0	0	0			0	0
Receiving of advance for future capital increase	0	0	0	0	0	0	0	0	0	0	380			0	0
Others	0	0	0	0	0	0	0	0	0	0	0			0	0
Net Cash from Financing Activities	(543,696)	306,519	385,447	(104,745)	(362,434)	0	200,558	85,910	40,919	24,754	5,617			(1,282)	261,269		328,019
Investment Activities
Financing and Loans Concessions	(584,760)	0	0	0	0	0	0	0	0	0	0			0	0	(566,154)	(18,606)
Receiving of Loans and Financing Ceded	1,090,714	0	0	0	0	0	0	0	0	0	0			0	0	595,717	494,997
Acquisition of property, unit and equipment	(31)	(36,299)	(41,512)	(9,783)	(11,593)	(6)	(128,180)	(2,274)	(713)	(462)	0			183	(5,642)	53,585	(289,897)
Acquisition of intangible assets	0	(1,799)	(791)	(73)	0	0	(9,079)	0	(1,447)	(2,230)	0			(122)	(3,248)	67,701	(86,490)
Acquisition of concession assets	0	(48,128)	(251,761)	(5,553)	(64,975)	0	0	0	(20,476)	(43,340)	(24,662)			(2,002)	(71,594)		(532,491)
Concession for advance of future capital increase	0	0	(126,855)	(10,092)	(43,470)	0	0	0	0	0	0			0	0		(180,417)
Acquisition/Contribution of capital in equity participation	(61,500)	(322,640)	(359,178)	(225,503)	(150,828)	0	0	0	0	0	0			0	0		(1,119,649)
Others	0	0	8,321	5	0	0	0	0	0	0	0			0	0		8,326
Net Cash from investments activities	444,423	(408,866)	(771,776)	(250,999)	(270,866)	(6)	(137,259)	(2,274)	(22,636)	(46,032)	(24,662)			(1,941)	(80,484)		(1,724,227)
.
Increase (decrease) in cash and cash equivalents	559,534	70,650	(190,939)	(225,644)	163,207	1,397	(995)	30,080	(2,035)	(24,297)	(11,989)			18,213	40,062		593,975
Cash and cash equivalent – beginning of period - 12/31/13	1,303,236	6,696	841,111	773,711	395,324	54,240	6,917	17,103	25,646	40,894	22,450			7,502	84,656		3,597,583
Cash and cash equivalent – end of period - 03/31/14	1,862,769	9,166	933,298	576,729	482,611	55,637	4,965	47,183	23,611	16,597	10,461			25,715	124,718		4,191,558
	559,533	2,470	92,187	(196,982)	87,287	1,397	(1,952)	30,080	(2,035)	(24,297)	(11,989)			18,213	40,062		593,975

Marketletter 1Q15

IV.2 Financial Informations and Result Analysis of Eletrobras Companies

Company	Net Operating Revenue (R$ Million)		Service Result (R$ Million)		Profit/Loss of Period (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14
Eletronorte	1,406.60	1,918.90	307.3	1,210.80	130.8	1,108.50	416.7	1,322.10	29.60%	68.90%
Chesf	915.1	897,1	95.5	14.5	386.4	198.9	123	40.3	13.40%	4.50%
Furnas	1,672.10	1.437,90	626.9	541.1	410.7	329.4	684	592.8	40.90%	41.20%
Eletronuclear	501.1	489	82.4	-222.8	123.1	-293.6	173.8	-133	34.70%	-27.20%
Eletrosul	383.3	254	150.4	215.5	69.9	123.6	180.1	247.8	47.00%	97.50%
CGTEE	120.4	75	-84.7	-61.7	-166.9	-112.9	-64.3	-43.3	-53.40%	-57.70%

Company	Net Operating Revenue (R$ Million)		Service Result (R$ Million)		Profit/Loss of Period (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14
ED Acre	91.6	-	-26.6	-	-39.8	-	-22.6	-	-24.70%	-
ED Alagoas	377.9	239.3	67.2	-52	10.9	-65.4	74.1	-44.8	19.60%	-18.7%
ED Amazonas Energia	843.4	673.3	159.7	-133.8	-87.3	-396.7	226.5	-109.1	26.9%	-16.2%
ED Piauí	340.1	235.5	42.8	1.7	-17.7	-13.3	51.3	9.3	15.10%	3.9%
ED Rondônia	287.3	264.5	-10.1	-20.6	-45.3	-30.8	-1.1	-12.3	-0.40%	-4.7%
ED Roraima	59.4	47	-39.8	-32	-35.3	-28.5	-37.2	-29.7	-62.50%	-63.1%
Celg D	1,161.50	-	-26.8	-	-296.9	-	1.8	-	0.20%	-

Marketletter 1Q15

IV.2.1 Financing and Loans – R$ Million

Financing and Loans

Local Currency (LC) +  Foreign Currency (FC)

Empresa Eletrobras	Eletrobras (1)							Others Creditors (2)							Total (1+2)
	2015	2016	2017	2018	2019	2020	After 2020	2015	2016	2017	2018	2019	2020	After 2020
Eletronorte	252.07	321.74	321.58	268.47	243.72	237.04	1,614.37	173.01	96.08	96.74	96.74	97.74	94.47	741.45	4,655.22
Chesf	9.50	12.50	10.10	7.00	-	-	-	162.60	270.50	270.50	270.50	95.50	22.10	-	1,130.80
Furnas	327.00	311.00	484.00	468.00	444.00	463.00	1,544.00	251.00	144.00	588.00	1.513.00	555.00	555.00	1,457.00	9,104.00
Eletronuclear	56.70	51.70	108.40	124.70	126.90	127.00	869.90	1,062.90	37.20	78.30	83.50	89.30	95.10	2,380.40	5,292.00
Eletrosul	129.81	120.08	223.88	228.29	224.03	213.69	833.34	192.7	142.21	186.32	181.68	159.52	140.09	630.36	3,606.00
CGTEE	234.38	179.78	203.65	197.81	195.31	195.30	937.72	-	-	-	-	-	-	-	2,143.94
Itaipu Binacional	417.30	485.20	516.70	550.80	587.20	626.30	1,025.30	530.20	840.90	896.00	956.00	1,020.00	1,088.70	2,842.10	12,382.70
ED Alagoas	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	994.00
ED Amazonas Energia	652.70	198.50	313.20	260.20	208.40	196.40	318.20	-	-	-	-	-	-	-	2,147.60
Celg-D	7,005.00	9,341.00	9,341.00	8,335.00	3,306.00	3,306.00	11,570.00	237,174.00	141,827.00	56,677.00	17,483.00	10,791.00	10,792.00	73,741.00	600,689.00
ED Piauí	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1,113.26
ED Rondônia	119	101.3	121.7	69.1	51.4	38.9	213.8	-	-	-	-	-	-	-	715.20
ED Roraima	5.91	5.48	6.02	6.13	5.03	4.57	8.57	-	-	-	-	-	-	-	41.71

Marketletter 1Q15

IV.2.2 Analysis Result of Generation and Transmission Companies

Net Profit

The Generation and Transmission Companies presented in 1Q15 a net profit 176.3% higher than reported in the previous quarter, from a net loss of R$ 1,250 million in 4Q14 to net income of R$ 954 million in 1Q15, mainly due to factors described below.

Net Operating Revenue

Net operating revenue decreased by 7.3%, from R$ 5,391 million in 4Q14 to R$ 4,999 million in 1Q15 mainly due to a reduction of 25.8% recorded in transmission of the companies, from R$ 1,653 million in 4Q14 to R$ 1,227 million in 1Q15, mainly due to update in transmission financial assets of Chesf and Eletronorte.

This result was partially offset by an increase in electricity sales revenue in the spot market by Furnas, amounting to R$ 260 million.

Operating Expenses

Operating expenses fell by 29.1%, from R$ 5,375 million in 4Q14 to R$ 3,813 million in 1Q15, mainly due to: (i) decrease of 59.6% in electricity purchased for resale, from R$ 1,985 million in 4Q14 to R$ 802 million in 1Q15, mainly due to lower purchases of subsidiaries Furnas and Eletronorte and the reducing of the PLD (Preço de Liquidação das Diferenças); and (ii) constitution of operating provisions in 1Q15 of  R$ 0.3 million compared to a reversal of R$ 575 million provision in the 4Q14, mainly due to onerous contracts reversals occurred in 4Q14.

Financial Result

The Net Financial result decreased by 117.5%, from a revenue of R$ 293 million in 4Q14 to an expense of R$ 51 million in 1Q15, mainly due to: (i) reduction in other financial income of 66.3%, notably relating to Eletronorte derivatives; (ii) higher expenditure with monetary variation of loans and financing of R$ 146 million; and (iii) an increase of 64.0% of the expenditure from exchange variation on liabilities in dollars of the companies, from R$ 49 million in 4Q14 to R$ 81 million in 1Q15. This result was partially offset by increased revenue from the monetary variation of the indemnify amounts owed by the Government regarding the concessions renewed of R$ 112 million.

Equity Interests

The result from equity iinterests increased by 98.6%, from a loss of R$ 553 million in 4Q14 to a loss of R$ 8 million in 1Q15 due to better performance of investments in Special Purpose Entities.

IV.2.3 Analysis Result of Distribution Companies

Net Profit

The Distribution Companies in 1Q15 showed a net profit 141% lower than reported in the previous quarter, from a net profit of R$ 1,247 million in 4Q14 to a net loss of R$ 511.4 million in 1Q15, mainly due to the factors described below.

Net Operating Revenue

Net operating revenue decreased by 25.7%, from R$ 4,256 million in 4Q14 to R$ 3,161 million in 1Q15. This decrease was due to the recognition of the CVA in the amount of R$ 740 million for the year 2014, in the 4Q14.

Operating expenses

Operating expenses increased by 28.3%, from R$ 2,333.6 million in 4Q14 to R $ 2,994.8 million in 1Q15, mainly due to: (i) an increase of 20.7% in electricity purchased for resale, from R$ 1,392.7 million in 4Q14 to R$ 1,681.5 million in 1Q15; and (ii) constitution of operating provisions in 1Q15 to R$ 111.9 million compared to a provision reversal of R$ 547.3 million in 4Q14, highlighting the Amazonas Energia which reversed the provision for impairment in the amount of R$ 300 million.

This increase was partially offset by a decrease in fuel for electricity production that went from an expense of R$ 86.3 million in 4Q14 to a R$ 121.2 million in 1Q15 and expenditures on third party services from R$ 324.5 million in 4Q14 to R$ 253.2 million in 1Q15.

Marketletter 1Q15

Financial Result

The net financial result increased by 10.4%, from an expense of R$ 709.8 million in 4Q14 to an expense of R$ 636.3 million in 1Q15, mainly due to: (i) reducing the charges of debt by 30.3%, from R$ 620.8 million in 4Q14 to R$ 433 million in 1Q15; and (ii) a reduction in other financial expenses of 51.5%. This result was partially offset by lower net exchange variations of 205.3%, from an expense of R$ 77.6 million in 4Q14 to R$ 236.9 million in 1Q15.

Marketletter 1Q15

V. Market Data of Eletrobras Companies

V.1 Installed Capacity – MW

Empresas Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	Physical Aggregation 2015	Total (a+b+c+d)
Eletrobras Holding	-	-	13	-	-	13
Eletronorte	9,277	78	121	-	-	9,476
Chesf	1,401	9,215	123	-	-285	10,738
Furnas	4,223	4,617	1,645	-	29	10,888
Eletronuclear	1,990	-	-	-	0	1,990
Eletrosul	337	-	-	-	57	805
CGTEE	840	-	-	-	0	840
Itaipu Binacional	7,000	-	-	-	0	7,000
ED Amazonas Energia	2,204	-	-	-	-	2,204
ED Rondônia	2.6	-	-	-	-	03
Total	27,274	13,910	2,370	403	-199	43,957

V.2 Transmission Lines - Km

Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2015	Total (a+b+c)
Eletronorte	710	10,002.78	4,572	3,110	15,284
Chesf	1,129	18,576.90	4,265	3,193	23,971
Furnas	1,148	18,758.50	4,233	2,873	24,140
Eletrosul	1,306	9,840.90	3,847	2,323	14,994
Empresas Distribuidoras	701	-	-	-	701
Total	4,994	57,179	16,918	11,500	79,091

Marketletter 1Q15

VI. Generation Data – Asset under Integral Responsability

VI.1 Installed Capacity - MW

VI.1.2 Generation Assets and Generated Energy

VI.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy MWh
							1Q15
Eletronorte	Complexo de Tucuruí	PA	nov/84	jul/24	8,535.00	4,140.00	10,800,855.04
	HPU Samuel	RO	jul/89	sep/29	216.75	92.7	315,530.08
	HPU Curuá-Una	PA	jul/77	jul/28	30.3	24	50,839.75
	TPU Rio Madeira	RO	apr/68	sep/18	119.35	-	-
	TPU Santana	AP	jan/93	may/19	177.74	-	150,116.29
	TPU Rio Branco I	AC	feb/98	jul/20	18.65	-	-
	TPU Rio Branco II	AC	apr/81	jul/20	32.75	-	-
	TPU Rio Acre	AC	dec/94	Apr/25	45.49	-	0,00
	TPU – Santarém	PA	jun/14	-	18.75	-	1,085.83
	TPU Senador Arnon Afonso Farias de Mello3	RR	1ª Unit (mach. 2) dec/90; 2ª Unit (mach. 1) jun/91; 3ª Unit (mach. 3) dec/93	aug/24	85.99	-	-
Chesf	Curemas	PB	jun/57	nov/24	3.52	01	-
	Sobradinho	BA	apr/79	feb/22	1,050.30	531	478,415.53
	Camaçari	BA	feb/79	aug/27	346.8	229.8	106,292.50
Furnas	Mascarenhas de Moraes	MG	apr/73	oct/23	476	295	232,477
	Itumbiara	GO/MG	feb/80	feb/20	2,082.00	1,015.00	1,162,156
	Simplício	RJ	jun/13	aug/41	305.7	192	155,833
	Batalha	MG	may/14	aug/41	52.5	48.8	55,625
	Serra da Mesa (48.46%)	GO	apr/98	nov/38	1,275.00	671	433,694
	Manso (70%)	MT	oct/00	feb/35	212	92	152,859
	Santa Cruz	RJ	mar/67	dec/42	500	401.2	649,013
	Roberto Silveira (Campos)	RJ	apr/77	jul/27	30	21	37.561
	Neblina	MG	apr/13	(1)	6.47	4.66	333
	Sinceridade	MG	apr/13	(1)	1.42	0.35	148
	Dona Rita	MG	jun/13	(1)	2.41	1.03	0
Eletronuclear	Angra I	RJ	jan/85	dec/24	640	509.8	993,895.75
	Angra II	RJ	sep/00	aug/40	1,350	1,204.70	2,939,594.99
Eletrosul	HPU Passo São João	RS	mar/12	aug/41	77	41.1	125,958.70
	HPU Mauá (2)	PR	nov/12	jul/42	177.9	96.9	354,147.00
	HPU São Domingos	MS	jun/13	dec/37	48	36.4	51,318.60
	SHU Barra do Rio Chapéu	SC	feb/13	may/34	15.15	8.61	26,336.10
	SHU João Borges	SC	jul/13	dec/35	19	10.14	20,902.00
	Eólica Cerro Chato I	RS	nov/11	aug/45	30	11.3	16,984.69
	Eólica Cerro Chato II	RS	sep/11	aug/45	30	11.3	18,134.97
	Eólica Cerro Chato III	RS	jun/11	aug/45	30	11.3	18,040.00
	Megawatt Solar	SC	sep/14	-	0.93	-	166.90
CGTEE	P. Médici (Candiota)	RS	jan/74	jul/15	446	251.5	160,764.64
	Candiota III – Fase C	RS	jan/11	jul/41	350	303.5	439,814.33
	S. Jerônimo (Candiota)	RS	apr/53	jul/15	20	12.6	0.000
	Nutepa (Candiota)	RS	feb/68	jul/15	24	6.1	0.000
Itaipu Binacional	Itaipu Binacional	Brasil (Paraná) e Paraguai (Alto Paraná)	mar/85	-	14,000	8,577	22,591,833

(1) Under responsability of Furnas until the conclusion of the new biddingto the concession of the HPUs.

(2) The amounts reported refers to the company participation in the enterprise (Mauá Consortium 49% Eletrosul)

(3) Includes only the Furnas percentage for the other assets corresponds to the energy generated total plant.
(4) The power of 500 MW excludes GU’s 3 and 4 whose commercial operation is briefly suspended by Aneel, as Order No 3,263 of 19 October 2012. It includes, however, the power of 150 MW still unavailable due the delay in the plant expansion works at the end of which the GU’s 11 and 21 operate in combined cycle with GU’s 1 and 2. The physical guarantee (assured energy) of 401.2 MW is on the installed capacity of 500 MW.

(5) Disregarding total consolidated installed capacity of Eletrobras.
(6) Physical guarantee corresponds to the complete engine, including the PCH Anta, still under construction.

Marketletter 1Q15

VI.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy (MWh)
							1Q15
Eletronorte	HPU Coaracy Nunes	AP	oct/75	dec/42	78	-	135,287.92
Chesf	Funil	BA	mar/62	dec/42	30	10.91	7,834.98
	Pedra	BA	apr/78	dec/42	20	3.74	2,649.02
	Araras	CE	feb/67	jul/15	4	-	-
	Complexo de Paulo Afonso e Piloto	BA	jan/55	dec/42	4,281.60	2,225.00	2,363,769.33
	Luiz Gonzaga (Itaparica)	PE	feb/88	dec/42	1,479.60	959	1,014,696.06
	Boa Esperança (Castelo Branco)	PI	jan/70	dec/42	237.3	143	266,113.33
	Xingó	SE	apr/94	dec/42	3,162.00	2,139.00	2,665,746.94
Furnas	Furnas	MG	mar/63	dec/42	1,216.00	598	360,680
	Luis Carlos Barreto (Estreito)	SP/MG	jan/69	dec/42	1,050.00	495	491,199
	Porto Colômbia	MG/SP	mar/73	mar/73	320	185	306,127
	Marimbondo	SP/MG	apr/75	dec/42	1,440.00	726	567,597
	Funil	RJ	apr/69	dec/42	216	121	90,133
	Corumbá I	GO	apr/97	dec/42	375	209	306,875
Eletronuclear	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-

VI.1.3.Energy Sold

VI.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law

Company	Buyer	1Q15
		R$ Million	MWh
Eletronorte	Eletrobras System	103.8	575,676.51
	Others	1,162.61	575,676.51
Chesf	Eletrobras System	-	0.00
	Others	234.6	2,095,530.00
Furnas	Eletrobras System	33.92	162,288.18
	Others	968.39	4,479,464.71
Eletronuclear	Eletrobras System	-	164,507.72
	Others	-	3,254,127.51
Eletrosul	Eletrobras System	-	0
	Others	85.35	474,196.46
CGTEE	Eletrobras System	170.441	938,011.16
	Others	-	0
Itaipu Binacional	Eletrobras System	732.4	192,265.77
	Others	90.4	32,071.90

Marketletter 1Q15

VI.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M

Company	Buyer	1Q15
		R$ Million	MWh
Eletronorte	Eletrobras System	19.96	282,872.94
	Others	-	-
Chesf	Eletrobras System	24	932,065
	Others	296.7	10,695,351
Furnas	Eletrobras System	7.06	248,945.19
	Others	136.28	4,807,924.47
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	-	-
	Others	-	-
CGTEE	Eletrobras System	-	-
	Others	-	-
Itaipu Binacional	Eletrobras System	-	-
	Others	-	-

VI.1.3.3 CCEE Settlement (Spot and MRE)

Company	Net
	R$ Million	MWh
	1Q15	1T15
Eletronorte	-381.23	2,513,391.8
Chesf	148.13	343,849.50
Furnas	248.96	-
Eletronuclear	-	-
Eletrosul	62.94	346,025.47
CGTEE	15.638	346,025.47
Itaipu Binacional	-	-

Marketletter 1Q15

VI.1.4 Energy purchased for Resale

Company	Buyer	1Q15
		R$ Million	MWh
Eletronorte	Eletrobras System	-	-
	Others	429.158	902,964.20
Chesf	Eletrobras System	0	0
	Others	101.37	571,899.40
Furnas	Eletrobras System	0	0
	Others	226.21	1,021,483.87
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	0	0
	Others	66.39	331,096.33
CGTEE	Eletrobras System	46.756	291,735.00
	Others	0	0
Itaipu Binacional	Eletrobras System	-	-
	Others	-	-

VI.1.5 Average Rate

VI.1.5.1 Enterprises not renewed by 12,783/13 Law

Eletrobras Companies	1Q15
Itaipu	22.60
Eletronorte	148.68
Chesf	111.96
Furnas	215.93
Eletronuclear	167.27
Eletrosul	179.99
CGTEE	159.82

VI.1.5.2 Enterprises renewed by 12,783/13 Law – O&M

Eletrobras Companies	1Q15
Eletronorte	70.55
Chesf	27.58
Furnas	28.34
Eletronuclear	-
Eletrosul	-
CGTEE	-

VI.1.6 Fuel used by Electric Energy Production

Eletrobras Companies	Type	Unit	1Q15
			Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	40,354,000	110,939,027.68
Chesf	Diesel Oil	Litre	-	2.09 (1)
	Gas	m3	36,440,473	68.67
Furnas	Special Diesel Oil	Litre	-	-
	Fuel Oil B1	Ton	-	-
	Diesel Oil	Litre	-	-
	Gas	m3	408,708,083.00	143.78
Eletronuclear	Uranium	kg	53,697	88.933
Eletrosul	-	-	-	-
CGTEE	Coal	Ton	569,558.56	9.178
	Fuel Oil	kg	5,300,840.00	9.46
	Diesel Oil	Litre	7,900.00	0.0185
Itaipu Binacional	-	-	-	-

(1) Adjustment in stock on Feb/15.

Marketletter 1Q15

VII. Transmission – Assets under Integral Responsability

VII.2.1.1 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km(1)

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,618	959	183	10,003
Chesf	-	-	-	5,204	-	-	12,600	463	311	18,577
Furnas	2,698	1,612	-	4,005	-	6,145	1,929	2,205	165	18,759
Eletrosul	-	-	3,072	-	-	-	4,850	1,851	69	9,841
ED Amazonas Energia	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	3,072	12,452	-	6,145	24,996	5,477	727	57,179

  (1) proportional to Eletrobras participation.

 VII.2.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	710	-	-	710
Chesf	-	-	-	-	-	-	1,129	-	-	1,129
Furnas	-	-	-	664	-	161	-	238	-	1,063
Eletrosul	-	-	991	-	-	-	315	-	-	1,306
ED Amazonas Energia	-	-	-	-	-	-	378	14	308	701
Total	-	-	991	664	-	161	2,532	252	308	4,908

VII.2.2 Transmission Losses - %

Eletrobras Companies	1Q15
Eletronorte	n/a
Chesf	1.9
Furnas	2.29
Eletronuclear	n/a
Eletrosul	n/a
CGTEE	NA

NA – Not applicable

n/a – not available

VII.2.3 Substation

VII.2.3.1 Substation  - Eneterprise renewed in terms of 12,783/13 Law

Company	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Altamira	120.3	PA	jun/98	dec/42
	Cametá	23.55	PA	aug/98	dec/42
	Carajás	0.3	PA	nov/06	dec/42
	Guamá	454	PA	dec/81	dec/42
	Marabá	1,063.80	PA	out/81	dec/42
	Rurópolis	200.6	PA	dec/98	dec/42
	Santa Maria	500.15	PA	sep/95	dec/42
	Tucuruí	519	PA	out/81	dec/42
	Transamazônica	60.3	PA	dec/98	dec/42
	Tucuruí-Vila	58.44	PA	jun/99	dec/42
	Utinga	602	PA	dec/81	dec/42
	Vila do Conde	3,549.40	PA	dec/81	dec/42
	Integradora	-	PA	jul/13	dec/42
	São Luis I	401.73	MA	dec/82	dec/42
	São Luis II	2,829.00	MA	dec/82	dec/42
	Miranda II	500.6	MA	jun/98	dec/42
	Peritoró	300.11	MA	dec/82	dec/42
	Presidente Dutra	721.03	MA	dec/82	dec/42
	Coelho Neto	130	MA	jan/00	dec/42
	Imperatriz	1,842.17	MA	dec/82	dec/42
	Porto Franco	266.5	MA	feb/94	dec/42
	Colinas	1.5	TO	mar/99	dec/42
	Miracema	362.5	TO	mar/99	dec/42
	Barra do peixe	150.6	MT	nov/93	dec/42
	Couto Magalhães	15.11	MT	oct/81	dec/42
	Coxipó	571.2	MT	jul/87	dec/42
	Jauru	600.45	MT	jun/03	dec/42
	Nova Mutum	60.6	MT	sep/96	dec/42
	Rondonopolis	200.9	MT	jul/83	dec/42
	Sinop	356	MT	sep/96	dec/42
	Sorriso	60.6	MT	sep/96	dec/42
	Epitaciolândia	22.1	AC	mar/08	dec/42
	SSna Madureira	18.75	AC	oct/08	dec/42
	Rio Branco	422.95	AC	nov/12	dec/42
	Ariquemes	120.3	RO	aug/94	dec/42
	Ji-Paraná	380.6	RO	sep/94	dec/42
	Porto Velho	525.6	RO	jul/89	dec/42
	Abunã	110.6	RO	may/02	dec/42
	Samuel	0.3	RO	jul/89	dec/42
	Pimenta Bueno	110.6	RO	jun/08	dec/42
	Vilhena	120.6	RO	oct/08	dec/42
	Jaru	30.15	RO	sep/97	dec/42
	Coaracy Nunes	40.08	AP	nov/75	dec/42
	Portuária	20.05	AP	apr/96	dec/42
	Amapá	10.08	AP	dec/01	dec/42
	Tartarugalzinho	40.22	AP	jun/00	dec/42
	Calçoene	10.08	AP	may/02	dec/42
	Santana	120.45	AP	oct/75	dec/42
	Santa Rita	80.03	AP	dec/07	dec/42
	Equatorial	79.95	AP	aug/00	dec/42
	Macapá II	53.43	AP	nov/96	dec/42
	Boa Vista	201.65	RR	jul/01	dec/42
	Altamira	120.3	PA	jun/98	dec/42
	Cametá	23.55	PA	aug/98	dec/42
	Carajás	0.3	PA	nov/06	dec/42
	Guamá	454	PA	dec/81	dec/42
	Marabá	1,063.80	PA	oct/81	dec/42
	Rurópolis	200.6	PA	dec/98	dec/42
	Santa Maria	500.15	PA	sep/95	dec/42
	Tucuruí	519	PA	oct/81	dec/42
	Transamazônica	60.3	PA	dec/98	dec/42
	Tucuruí-Vila	58.44	PA	jun/99	dec/42
	Utinga	602	PA	dec/81	dec/42
	Vila do Conde	3,549.40	PA	dec/81	dec/42
	Integradora	0	PA	jul/13	dec/42
	São Luis I	401.73	MA	dec/82	dec/42
	São Luis II	2,829.00	MA	dec/82	dec/42
	Miranda II	500.6	MA	jun/98	dec/42
	Peritoró	300.11	MA	dec/82	dec/42
	Presidente Dutra	721.03	MA	dec/82	dec/42
	Coelho Neto	130	MA	jan/00	dec/42
	Imperatriz	1,842.17	MA	dec/82	dec/42
	Porto Franco	266.5	MA	feb/94	dec/42
	Colinas	1.5	TO	mar/99	dec/42
	Miracema	362.5	TO	mar/99	dec/42
	Barra do peixe	150.6	MT	nov/93	dec/42
	Couto Magalhães	15.11	MT	Ouit/81	dec/42
	Coxipó	571.2	MT	jul/87	dec/42
	Jauru	600.45	MT	jun/03	dec/42
	Nova Mutum	60.6	MT	sep/96	dec/42
	Rondonopolis	200.9	MT	jul/83	dec/42
	Sinop	356	MT	sep/96	dec/42
	Sorriso	60.6	MT	sep/96	dec/42
	Epitaciolândia	22.1	AC	mar/08	dec/42
	SSna Madureira	18.75	AC	oct/08	dec/42
	Rio Branco	422.95	AC	nov/12	dec/42
	Ariquemes	120.3	RO	aug/94	dec/42
	Ji-Paraná	380.6	RO	sep/94	dec/42
	Porto Velho	525.6	RO	jul/89	dec/42
	Abunã	110.6	RO	may/02	dec/42
	Samuel	0.3	RO	jul/89	dec/42
	Pimenta Bueno	110.6	RO	jun/08	dec/42
	Vilhena	120.6	RO	oct/08	dec/42
	Jaru	30.15	RO	sep/97	dec/42
	Coaracy Nunes	40.08	AP	nov/75	dec/42
	Portuária	20.05	AP	apr/96	dec/42
	Amapá	10.08	AP	dec/01	dec/42
	Tartarugalzinho	40.22	AP	jun/00	dec/42
	Calçoene	10.08	AP	may/02	dec/42
	Santana	120.45	AP	oct/75	dec/42
	Santa Rita	80.03	AP	dec/07	dec/42
	Equatorial	79.95	AP	aug/00	dec/42
	Macapá II	53.43	AP	nov/96	dec/42
	Boa Vista	201.65	RR	jul/01	dec/42
Chesf	SS Elev. Usina Apolonio Sales	480	AL	feb/77	dec/42
	SS Elev. Usina Luiz Gonzaga	1,665	PE	may/88	dec/42
	SS Elev. Usina Paulo Afonso I	202.5	BA	jan/55	dec/42
	SS Elev. Usina Paulo Afonso II	495	BA	jan/62	dec/42
	SS Elev. Usina Paulo Afonso III	960	BA	jan/71	dec/42
	SS Elev. Usina Paulo Afonso IV	2,700	BA	nov/79	dec/42
	SS Elev. Usina Piloto	3	BA	jan/53	dec/42
	SS Elev. Usina Xingó	3,330	SE	nov/94	dec/42
	SS Elev. Usina de Araras	5	CE	feb/60	dec/42
	SS Elev. Usina B. Esperança	280	PI	mar/70	dec/42
	SS Elev. Usina de Funil	43.2	BA	jan/59	dec/42
	SS Elev. Usina de Pedra	27	BA	nov/78	dec/42
	SS Pau Ferro	301	PE	aug/02	dec/42
	SS Paraiso	200	RN	feb/04	dec/42
	SS Bom Nome	388	PE	oct/63	dec/42
	SS Irecê	229	BA	sep/81	dec/42
	SS Milagres	1,520	CE	jan/64	dec/42
	SS Mirueira	401	PE	aug/78	dec/42
	SS Moxotó	20	BA	jan/72	dec/42
	SS Mulungú	10	BA	may/75	dec/42
	SS Sobradinho	900	BA	oct/79	dec/42
	SS Sobral II	400	CE	nov/73	dec/42
	SS Tacaimbó	301	PE	jun/85	dec/42
	SS Cícero Dantas	101	BA	may/56	dec/42
	SS Açu II	378	RN	nov/89	dec/42
	SS Angelim	310	PE	jan/56	dec/42
	SS Angelim II	-	PE	jan/80	dec/42
	SS Bongi	490	PE	may/56	dec/42
	SS Campina Grande II	410	PB	may/64	dec/42
	SS Itapebi	-	BA	jan/03	dec/42
	SS Funil	550	BA	jan/56	dec/42
	SS SSnhor Do Bonfim II	333.34	BA	may/81	dec/42
	SS Eunápolis	400	BA	sep/98	dec/42
	SS Picos	173	PI	jul/92	dec/42
	SS Modelo Reduzido	12.5	BA	jan/67	dec/42
	SS Mossoró II	300	RN	jan/77	dec/42
	SS Barreiras	401	BA	jun/96	dec/42
	SS Sto. Antonio de Jesus	201	BA	mar/97	dec/42
	SS Icó	200	CE	may/97	dec/42
	SS Mussuré II	401	PB	mar/79	dec/42
	SS Paulo Afonso	-	AL	mar/74	dec/42
	SS Penedo	302	AL	may/97	dec/42
	SS Cauípe	201	CE	mar/01	dec/42
	SS Pici II	400	CE	may/05	dec/42
	SS Piripiri	297	PI	aug/73	dec/42
	SS Pituaçu	402	BA	mar/83	dec/42
	SS Santa Cruz II	100	RN	mar/63	dec/42
	SS Banabuiú	121	CE	jan/64	dec/42
	SS Currais Novos II	92	RN	nov/75	dec/42
	SS Santana dos Matos II	50	RN	nov/75	dec/42
	SS Coremas	300	PB	dec/90	dec/42
	SS Fortaleza	405	CE	jan/64	dec/42
	SS Joairam	451	PE	jul/06	dec/42
	SS Juazeiro da Bahia II	302	BA	apr/81	dec/42
	SS Matatu	380	BA	jan/65	dec/42
	SS Natal II	401	RN	jan/79	dec/42
	SS Itabaianinha	73	SE	feb/96	dec/42
	SS Pirapama II	400	PE	feb/72	dec/42
	SS Russas II	300	CE	nov/82	dec/42
	SS Elizeu Martins	101	PI	jan/06	dec/42
	SS Boa Esperança 230 Kv	110	PI	mar/70	dec/42
	SS Boa Esperança 500 Kv	300	PI	nov/80	dec/42
	SS Xingó 500 Kv	-	SE	nov/94	dec/42
	SS Paulo Afonso IV	1,200	AL	jan/79	dec/42
	SS Recife II	2,410	PE	jan/79	dec/42
	SS S. João do Piaui	418	PI	nov/80	dec/42
	SS Zebu	38	AL	nov/76	dec/42
	SS Abaixadora	110	BA	oct/67	dec/42
	SS Bom Jesus da Lapa	162	BA	sep/81	dec/42
	SS Gov. Mangabeira	100	BA	mar/60	dec/42
	SS Quixadá	-	CE	jul/03	dec/42
	SS Jacaracanga	301	BA	jan/82	dec/42
	SS Ribeirão	300	PE	oct/94	dec/42
	SS Rio Largo II	301	AL	dec/62	dec/42
	SS Messias	1,201	AL	nov/94	dec/42
	SS Camaçari II	2,605	BA	jan/79	dec/42
	SS Catu	300	BA	may/56	dec/42
	SS Cotegipe	302	BA	jan/56	dec/42
	SS Teresina	590	PI	apr/70	dec/42
	SS Fortaleza II	1800	CE	may/00	dec/42
	SS Goianinha	300	PE	jan/61	dec/42
	SS Teresina II	600	PI	may/00	dec/42
	SS Delmiro Gouveia	401	CE	jun/89	dec/42
	SS Maceió	400	AL	sep/02	dec/42
	SS Itabaiana	223	SE	may/57	dec/42
	SS Itaparica	10	PE	jan/83	dec/42
	SS Jardim	1,601	SE	aug/79	dec/42
	SS Sobral III	1,200	CE	apr/00	dec/42
	SS Xingó 69 Kv	12.5	SE	jan/87	dec/42
	SS Olindina	40	BA	apr/80	dec/42
	SS Luiz Gonzaga 500kv	-	PE	may/88	dec/42
Furnas	Adrianópolis	3,289.96	RJ	nov/70	dec/42
	Angra	967.07	RJ	apr/71	dec/42
	Araraquara	-	SP	apr/76	dec/42
	Bandeirantes	1,433.33	GO	oct/72	dec/42
	Barro Alto	149.66	GO	mar/82	dec/42
	Brasília Geral	300	DF	feb/60	dec/42
	Brasília Sul	2,094.20	DF	mar/73	dec/42
	Cachoeira Paulista	583.3	SP	oct/76	dec/42
	Campinas	1,970.00	SP	sep/72	dec/42
	Campos	1,283.33	RJ	feb/73	dec/42
	Foz do Iguaçu	15,968.00	PR	dec/82	dec/42
	Grajaú	2,800.00	RJ	dec/79	dec/42
	Guarulhos	-	SP	sep/63	dec/42
	Gurupi	-	TO	mar/99	dec/42
	Ibiúna	11,600.40	SP	apr/84	dec/42
	Imbariê	-	RJ	oct/68	dec/42
	Iriri	-	RJ	oct/09	dec/42
	Itabera	-	SP	sep/82	dec/42
	Itutinga	-	MG	apr/67	dec/42
	Ivaiporã	11,006.00	PR	oct/82	dec/42
	Jacarepaguá	1,350.00	RJ	dec/67	dec/42
	Macaé	-	RJ	nov/01	dec/42
	Mogi das Cruzes	1,166.66	SP	mar/64	dec/42
	Niquelândia	-	GO	oct/99	dec/42
	Pirineus	-	GO	nov/06	dec/42
	Poços de Caldas	1,846.66	MG	sep/63	dec/42
	Resende	-	RJ	apr/09	dec/42
	Rio Verde	333.33	GO	dec/75	dec/42
	Rocha Leão	-	RJ	dec/72	dec/42
	Samambaia	4,250.00	DF	mar/98	dec/42
	São José	2,600.00	RJ	aug/91	dec/42
	Tijuco Preto	17,014.70	SP	sep/82	dec/42
	Viana	750	ES	dec/05	dec/42
	Vitória	1,044.20	ES	nov/78	dec/42
	Corumbá	556	GO	mar/97	dec/42
	Funil	300	RJ	dec/69	dec/42
	Furnas	1,399.17	MG	sep/63	dec/42
	Luiz C. Barreto	1,333.32	SP	mar/69	dec/42
	Marimbondo	2,393.32	MG	aug/75	dec/42
	Porto Colômbia	425	MG	jul/73	dec/42
Eletronuclear	-	-	-	-	-
Eletrosul	SS - Campos Novos	2,466	SC	sep/82	dec/42
	SS – Caxias	2,016	RS	dec/01	dec/42
	SS – Gravataí	2,016	RS	sep/82	dec/42
	SS - Nova Santa Rita	2,016	RS	aug/09	dec/42
	SS – Blumenau	1,962	SC	apr/79	dec/42
	SS – Curitiba	1,344	PR	oct/80	dec/42
	SS – Londrina	1,344	PR	apr/88	dec/42
	SS - Santo Ângelo	1,344	RS	dec/99	dec/42
	SS – Biguaçu	300	SC	apr/08	dec/42
	SS – Joinville	691	SC	nov/74	dec/42
	SS – Areia	672	PR	aug/80	dec/42
	SS – Xanxerê	600	SC	jun/83	dec/42
	SS – Itajaí	525	SC	jan/02	dec/42
	SS - Jorge Lacerda "A"	399.8	SC	jun/73	dec/42
	SS – Palhoça	384	SC	jan/84	dec/42
	SS - Canoinhas	375	SC	feb/88	dec/42
	SS – Siderópolis	352	SC	apr/75	dec/42
	SS - Assis *	336	SP	mar/79	dec/42
	SS - Joinville Norte	300	SC	jun/09	dec/42
	SS – Dourados	300	MS	nov/87	dec/42
	SS - Atlântida 2	249	RS	may/07	dec/42
	SS - Caxias 5 *	215	RS	jun/05	dec/42
	SS - Passo Fundo	168	RS	nov/92	dec/42
	SS - Tapera 2	166	RS	mar/05	dec/42
	SS - Gravataí 3	165	RS	nov/07	dec/42
	SS – Desterro	150	SC	dec/08	dec/42
	SS – Anastácio	150	MS	aug/94	dec/42
	Frequency Converter of Uruquaiana	109.7	RS	sep/94	dec/42
	SS – Ilhota	100	SC	dec/76	dec/42
	SS – Farroupilha	88	RS	jun/73	dec/42
	SS – Charqueadas	88	RS	jan/72	dec/42
	SS – Alegrete	83	RS	may/71	dec/42
	SS – Itajaí - Ampliação	75	SC	sep/14	dec/42
	SS – Florianópolis	75	SC	dec/74	dec/42
	SS – Salto Osório	33.3	PR	oct/75	dec/42
	SS – Salto Santiago	15	PR	nov/80	dec/42
	SS – Itararé	42	SC	may/13	dec/42
CGTEE	-	-	-	-	-

Marketletter 1Q15

VII.2.3.2 Substation – Enterprise not renewed in terms of 12,783/13 Law

Company	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Ribeiro Gonçalves	350	MA	dec/11	jan/39
	Balsas	100	MA	dec/11	jan/39
	São Luis III	300.3	MA	may/10	mar/38
	Miranda II (ATR1)	450	MA	nov/10	jan/39
	Lucas do Rio Verde	75	MT	apr/13	jun/41
	Nobres	200	MT	sep/13	dec/41
	Tucuruí	300.00	PA	dec/14	dec/41
	Lechuga	300	AM	mar/15	may/42
Chesf	SS Elev. Usina de Curemas	5	PB	jan/68	nov/24
	SS Elev. Usina Term. Camaçari	400	BA	sep/78	aug/27
	SS Elev. Usina de Sobradinho	1,200	BA	oct/79	feb/22
	SS Tauá II	202	CE	dec/07	mar/35
	SS Ibicoara	410	BA	jan/11	jun/37
	SS Pilões II	-	PB	oct/12	dec/42
	SS Santa Rita II	300	PB	jul/12	aug/39
	SS Suape III	200	PE	jul/12	jan/39
	SS Coteminas	-	PB	dec/09	dec/42
	SS Natal III	300	RN	aug/12	aug/39
	SS Zebu II	200	AL	jul/12	aug/39
	SS Brotas de Macaubas	-	BA	jul/12	dec/42
	SS Brumado	-	BA	aug/10	jul/40
	SS Camaçari IV	2,400	BA	nov/12	jul/40
	SS Sapeaçu	-	BA	may/03	jul/40
	SS Suape II	1,200	PE	dec/12	jan/39
	SS Arapiraca III	100	AL	jun/13	oct/40
	SS Extremoz II	150	RN	feb/14	nov/40
	SS João Câmara	360	RN	feb/14	nov/40
	SS Acaraú	200	CE	apr/14	nov/40
	SS Igaporã	300	BA	jun/14	nov/40
	SS Jaguarari	-	BA	jan/80	jul/15
	SS Floresta II **	-	PE	oct/14	-
	SS Tacaratu **	-	PE	dec/14	-
	SS Quixerê **	-	CE	nov/14	-
	SS Aquiraz II***	-	CE	dec/13	-
	SS Pecém II***	-	CE	oct/13	-
	SS Ceará Mirim II***	-	RN	sep/14	-
Furnas	Zona Oeste	900	RJ	dec/14	may/42
	Batalha	90	MG	aug/06	aug/41
	Campos	185	RJ	dec/68	jul/27
	Itumbiara	5,074.99	MG	mar/73	feb/20
	Manso	312.5	MT	nov/00	feb/35
	Mascarenhas de Moraes	1,820.99	MG	dec/56	oct/23
	Santa Cruz (**)	1544	RJ	jun/67	jul/15
	São Gonçalo	42.5	RJ	jul/77	(***)
	SSrra da Mesa	2,693.08	GO	mar/98	nov/39
	Simplício	497.5	RJ	aug/06	aug/41
Eletronuclear	-	-	-	-	-
Eletrosul	SS – Missões	150	RS	nov/10	jan/39
	SS – Biguaçu	1,344	SC	apr/08	mar/35
	SS – Foz do Chapecó *	100	RS	dec/12	oct/40
	SS – Caxias 6	330	RS	aug/12	oct/40
	SS – Ijuí 2	166	RS	apr/13	oct/40
	SS – Lageado Grande *	75	RS	nov/12	oct/40
	SS – Nova Petrópolis 2	83	RS	nov/12	oct/40
	SS – Coletora Porto Velho	800	RO	aug/12	feb/39
	SS Biguaçu – extension	150	SC	oct/12	dec/42
	SS Tapera 2 - extension	83	RS	nov/12	dec/42
	SS Joinville Norte - extension	150	SC	sep/13	dec/42
	SS Nova Santa Rita – extension	672	RS	dec/13	dec/42
CGTEE	-	-	-	-	-

Marketletter 1Q15

VIII.Distribution Data

VIII.1 Distribution Data

Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	19,160	241,509	22	15
ED Alagoas	41,787	1,032,636	102	40
ED Amazonas Energia	47,822	875,446	62	55
ED Piauí	87,497	1,153,958	224	84
ED Rondônia	57,593	582,116	52	61
ED Roraima	3,515	103,327	01	03
Celg-D	206,065	2,738,640	237	328

VIII.2 Energy Sold – MWh

Company	1Q15	1Q14
ED Acre	224,600	-
ED Alagoas	875,822	874,655
ED Amazonas Energia	1,520,460	1,441,430
ED Piauí	744,432	769,701
ED Rondônia	700,017	704,195
ED Roraima	188,897	167,262
Celg D	2,942,253	-
Total	7,191,823	3,957,243

(1) Do not consider the amount of “Own Consumption”.

(2) Do not consider the short term energy.

VIII.2.1 Energy Sold by Consumer Class

Class	1Q15
	R$ Million	MWh
Residential	1,158,636	2,840,173
Industrial	446,835	1,310,093
Commercial, serviçes and others activities	635,748	1,528,355
Rural	116,223	465,039
Public Utilities	164,895	433,667
Public Ilumination	88,961	351,525
Public service	87,248	252,036
Own Consumption	6,886	10,934
Total	2,705,431	7,191,823

Marketletter 1Q15

VIII.3 Energy purchased for resale

Company	Buyer	1Q15
		R$ Million	MWh
ED Acre	Eletrobras System	n/a	n/a
	Others	n/a	n/a
ED Alagoas	Eletrobras System	120.8	728,639
	Others	80.5	485,758
ED Amazonas Energia	Eletrobras System	0	1,519
	Others	24.4	8,608
ED Piauí	Eletrobras System	n/a	n/a
	Others	n/a	n/a
ED Rondônia	Eletrobras System	401.068	1,070,38
	Others	0	0
ED Roraima	Eletrobras System	42.4	205,332
	Others	0	0
Celg D	Eletrobras System	234.5	1,464,509
	Others	519.5	1,842,225

VIII.4 Network Expansion – number of new connections

Company	1Q15
ED Acre	n/a
ED Alagoas	18,665
ED Amazonas Energia	7,222
ED Piauí	12,594
ED Rondônia	3,290
ED Roraima	1,885
Celg D	22,204

VIII.5 Fuel used to produce electric energy

Company	Type (Unit)	1Q15
		Amount	R$ Million
ED Acre	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
ED Alagoas	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
ED Amazonas	Diesel Oil (L)	72,482,200.40	1,014.3
	Gas (m3)	n/a	n/a
Celg D	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
ED Piauí	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
ED Rondônia	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
ED Roraima	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a

Marketletter 1Q15

VIII.6 Quality Indicators and Operational Performance

Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	16.28	8.68	467.14	9.75	14.07
ED Alagoas	8.62	6.15	245.56	10.34	14.36
ED Amazonas Energia	10.06	7.51	180.21	1.2	36.18
ED Piauí	10.14	6.53	364.88	11.37	15.76
ED Rondônia	9.66	7.97	260.15	11.15	13.75
ED Roraima	4.25	4.71	78.02	7.04	4.11
Celg D	12.72	6.92	369.6	9.78	3.23

VIII.7 Default

Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Celg D	Total
Public Utilities	10.32	31.2	24.77	-	27.6	13.75	10.85	118.49
Industrial	2.32	17.8	23.26	-	23.3	0.07	16.44	83.19
Residential	19.75	73.3	103.36	-	53.3	0.55	82.53	332.79
Commercial, services and others activities	7.53	22.5	35.93	-	20.2	0.15	29.82	116.13
Others	24.49	34.7	35.14	-	19.4	26.46	28.37	168.56
Total	64.41	179.5	222.46	-	143.8	40.98	168.01	819.16

IX.Employees  - Effective Headcount

IX.1 By Department

Company	Administrative	Operational
Eletronorte	1,263	1,770
Chesf	1,501	3,041
Furnas	1,030	2,465
Eletronuclear	554	1,680
Eletrosul	534	783
CGTEE	133	498
Itaipu Binacional	1,461	698
ED Acre	92	171
ED Alagoas	155	866
ED Amazonas Energia	523	1,582
ED Piauí	555	632
ED Rondônia	248	470
ED Roraima	134	144
Celg D	593	1,338
Eletropar	04	-
Total	8,688	15,967

Marketletter 1Q1

IX.2 Complementary Work-force

Empresa Eletrobras	1T15
Eletronorte	376
Chesf	-
Furnas	1,327
Eletronuclear	-
Eletrosul	-
CGTEE	775
Itaipu Binacional	-
ED Acre	63
ED Alagoas	1,031
ED Amazonas Energia	1,740
ED Piauí	1,683
ED Rondônia	1,055
ED Roraima	208
Celg D	4,967
Eletropar	06
Total	13,231

XI

Marketletter 1Q15

X. Investments

X.1 Total Investment

Generation	1Q15	2015 Budget
Eletronorte	3.13	54.48
Chesf	13.30	556.20
Furnas	28.79	247.91
Eletronuclear	327.29	3,726.38
Eletrosul	13.90	279.80
CGTEE	10.00	176.00
Itaipu Binacional (1)	2.00	n/a
ED Amazonas Energia	7.30	300.75

(1)     Amounts in U$ Million.

Transmission	1Q15	2015 Budget
Eletronorte	35.67	1,068.74
Chesf	154.10	1,298.60
Furnas	80.04	876.46
Eletrosul	19.90	163.40
ED Amazonas Energia	1.91	51.55

Distribution	1Q15	2015 Budget
ED Acre	9.416	117.462
ED Alagoas	20.10	193.60
ED Amazonas Energia	25.58	384.04
ED Piauí	23.54	313.61
ED Rondônia	31.52	368.40
ED Roraima	4.51	50.25
Celg D	62.20	350.70

Marketletter 1Q15

Others	1Q15	2015 Budget
Eletronorte	5.41	72.10
Chesf	10.50	150.60
Furnas	12.12	172.83
Eletronuclear(1)	3.35	24.59
Eletrosul	2.00	78.70
CGTEE	-	4.00
Itaipu Binacional (2)	4.60	n/a
ED Alagoas	0.00	22.30
ED Acre	195	3.938
ED Amazonas Energia	2.03	40.04
ED Piauí	23.71	341.84
ED Rondônia	1.09	10.15
ED Roraima	-	6.57

(1)  The amounts in the Generation segment refers to the works of infra structure installation common to both units, computer programs and equipments.

(2)  Amounts in U$ million.

X.2 New Investments

X.2.1 Generation

X.2.1.1 Integral Responsability

Company	Unit	State	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Operation	Construction	End of Concession
			Total	Up to 1Q15
Chesf	WPP Casa Nova I	BA	800	654.7	180	61.4	dec/16 (1)	may/12	jan/46
	WPP Casa Nova II	BA	102.5	1.4	28	7.1	dec/17	sep/15	jul/49
	WPP Casa Nova III	BA	93.1	1.2	24	5.5	dec/17	sep/15	jul/49
Furnas	SHU Anta	RJ/MG	2,296.6 Basis: Dec/08 (2)	2,473.6 (2)	28	191.3 (2)	SHU Anta: aug/2015 Forecast: GU1 and GU2: mar/2016	mar/07	aug/41
Eletronuclear	Angra 3	RJ - Angra dos Reis	14,882 (3)	5,912.3	1,405	1.214.2	dec/18	jul/08	dec/58 (2)
Eletrosul	SHU Santo Cristo (4)	SC	227.47	16.87	19.5	10.5	-	-	jun/42
	SHU Coxilha Rica (5)	SC	-	10.08	18	10.1	-	-	jun/42
	Cerro Chato – Wind farms Capão do Inglês, Coxilha Seca and Galpões (6)	RS	270	194.1	48	18.7	may/15	jul/14	jun/42
ED Amazonas Energia	TPU Mauá 3	Amazonas	1,054.33	6.6	379.76	589.61	jan/01	jul/01	apr/14

(1) Dec/16: beginning of operation of 36 aerial generators; and Dec/17: full operation (120 aerial generators)

(2) There is no operation license yet for Angra 3. It is considered 40 years the same for Angra 2 (Dec/2058)

(3) Only direct costs

(4) Under installation License phase. Early planned operation for 22 months after issuance of the Installation License.

Em fase de Licença de Instalação. Início da Operação previsto para 22 meses após emissão da Licença de Instalação

(5)Beginning of construction and operation indefinite in function of the negative opinion of Historic and Artistic  Institute - IPHAN.

(6) Construction permit and operation granted to SPE Wind Coxilha Seca SA through ANEEL Auction 009/2013. Grant Transfer Agreement of Wind Coxilha Seca for Eletrosul on 08.08.2014, and is therefore transferred the total ownership of Ordinances MME No. 192, 204 and 210. The transfer of the grant awaits approval by ANEEL.

Marketletter 1Q15

X.2.1.2 Special Proposed Company

SPE	Unit	Eletrobras Companies (%)	State	Installed Capacity (MW)	Energy Assured (MW)	Operation	Construction	End of Concession	Investiment (R$ million)		Working Schedule (%)	Partners
									Total	Up to 1Q15
Norte Energia S.A.	HPU Belo Monte	Eletronorte (19.98%) Chesf (15%)	PA	11,233.1	4,571	nov/15	aug/11	aug/45	Final working basis: 29,375.00 Basis Apr/10: 25,885.00	18,279.39	68.9	ELETROBRAS - 15% CHESF - 15% PRIVATE PARTNERS – 50.02%
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24.5%) Chesf (24.5%)	MT	400	239.8	jan/18	dec/13	dec/47	1,804.81	346	20.8	CHESF – 24.5% EDFNT - 51%
ESBR Participações S.A.	HPU Jirau (1)	Chesf (20%) Eletrosul (20%)	RO	3,750	2,184.6	sep/13	dec/09	aug/43	18.968.90	18,437	98	Suez Energy (40.00%) Mizha Energia (20.00%) Eletrosul (20.00%)
WPP Caiçara I S.A.	WPP Caiçara I	Chesf (49%)	RN (2)	27.0 (3)	13.5	jan/16	jul/14	jun/47	134	42.4	44.6	Eletronorte (24,50%) EDF UTE Norte Fluminense (51,00%)
WPP Caiçara II S.A.	WPP Caiçara II	Chesf (49%)	RN (2)	18.0 (3)	9.3	jan/16	jul/14	jul/47	93.30	28.3	48.4	Envolver Participações (51%)
WPP Junco I S.A.	WPP Junco I	Chesf (49%)	RN (2)	24.0 (3)	12.1	jan/16	jul/14	jul/47	120.8	80.1	49.4	Envolver Participações (51%)
WPP Junco II S.A	WPP Junco II	Chesf (49%)	RN (2)	24.0 (3)	11.1	jan/16	jul/14	jul/47	120.80	39.4	44.4	Envolver Participações (51%)
V. de Santa Joana IX Energia Renováveis S.A.	WPP Santa Joana IX	Chesf (49%)	PI	30	15.8	jul/15	mar/14	apr/49	106.7	70.1	89	Envolver Participações (51%)
V. de Santa Joana X Energia Renováveis S.A.	WPP Santa Joana X	Chesf (49%)	PI	30	16	jul/15	mar/14	apr/49	104.20	69.9	89	Contour Global (36.00%)/ SalusFip (14.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana XI Energia Renováveis S.A.	WPP Santa Joana XI	Chesf (49%)	PI	30	16	jul/15	mar/14	apr/49	104	66.1	89	Contour Global (36.00%)/ SalusFip (14.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana XII Energia Renováveis S.A.	WPP Santa Joana XII	Chesf (49%)	PI	30	16.9	jul/15	mar/14	apr/49	128.80	82.4	89	Contour Global (36.00%)/ SalusFip (14.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana XIII Energia Renováveis S.A.	WPP Santa Joana XIII	Chesf (49%)	PI	30	16	jul/15	mar/14	apr/49	104.4	69.9	89	Contour Global (36.00%)/ SalusFip (14.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana XV Energia Renováveis S.A.	WPP Santa Joana XV	Chesf (49%)	PI	30	16.2	jul/15	mar/14	apr/49	128.60	78.4	89	Contour Global (36.00%)/ SalusFip (14.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana XVI Energia Renováveis S.A.	WPP Santa Joana XVI	Chesf (49%)	PI	30	17.4	jul/15	mar/14	apr/49	126.1	79.3	89	Contour Global (36.00%)/ SalusFip (14.90%)/ Ventos de Santa Joana (0.10%)
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	29.7	12.4	sep/15	mar/14	apr/49	104.00	31	41	Contour Global (36.00%)/ SalusFip (14.90%)/ Ventos de Santa Joana (0.10%)
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	29.7	11.5	sep/15	mar/14	apr/49	104	31	41	Brennand Energia S.A. (50.90%)/ Brennand Energia Eólica (0.10%)
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	29,7	12.7	sep/15	mar/14	apr/49	104.00	31	41	Brennand Energia S.A. (50.90%)/ Brennand Energia Eólica (0.10%)
Caititú 2 Energia S.A.	WPP Caititú 2	Chesf (99.96%)	BA	14	5.1	sep/15	feb/15	apr/49	40.2	14.4	(4)	Brennand Energia S.A. (50.90%)/ Brennand Energia Eólica (0.10%)
Caititú 3 Energia S.A.	WPP Caititú 3	Chesf (99.96%)	BA	14	4.7	sep/15	feb/15	apr/49	40.20	14.4	(4)	Sequóia (0.0400%)
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99.95%)	BA	14	4.2	sep/15	feb/15	apr/49	40.2	11.5	(4)	Sequóia (0.0400%)
Arapapá Energia S.A.	WPP Arapapá	Chesf (99.9%)	BA	10	2.2	sep/15	feb/15	apr/49	28.70	5.8	(4)	Sequoia (0.0500%)
Carcará Energia S.A.	WPP Carcará	Chesf (99.96%)	BA	10	4.6	sep/15	feb/15	apr/49	28.7	14.4	(4)	Sequóia (0.0999%)
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99.96%)	BA	14	4.2	sep/15	feb/15	apr/49	40.20	14.4	(4)	Sequóia (0.0400%)
Acauã Energia S.A.	WPP Acauã	Chesf (99.93%)	BA	12	3.1	sep/15	feb/15	apr/49	34.4	8.7	(4)	Sequóia (0.0400%)
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99.96%)	BA	14	5.1	sep/15	feb/15	apr/49	40.20	14.4	(4)	Sequóia (0.0668%)
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (99.98%)	BA	29,7	12.9	mai/18	jan/15	jul/49	74	19.8	(4)	Sequóia (0.0400%)
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (99.96%)	BA	21,6	7.8	mai/18	jan/15	jul/49	66.60	12.4	(4)	Sequóia (0.0238%)
Coqueirinho 2 Energia S.A.	WPP Coqueirinho 2	Chesf (49%)	BA	20	8.5	jan/16	feb/15	jun/49	73.2	22.6	(4)	Sequóia (0.0381%)
Papagaio Energia S.A.	WPP Papagaio	Chesf (49%)	BA	18	4.9	jan/16	feb/15	jun/49	75.60	4.5	0	Sequóia (51.00%)
Tamanduá Mirim 2 Energia S.A.	WPP Tamanduá Mirim 2	Chesf (49%)	BA	24	8	mai/18	feb/15	jun/49	104	3	0	Brennand Energia S.A. (50.90%)/ Brennand Energia Eólica (0.10%)
Eólica Serra das Vacas I S.A.	WPP Serra das Vacas I	Chesf (49%)	PE	30	12.2	jan/16	aug/14	jun/49	124.40	43.4	11	Brennand Energia S.A. (50.90%)/ Brennand Energia Eólica (0.10%)
Eólica Serra das Vacas II S.A.	WPP Serra das Vacas II	Chesf (49%)	PE	30	9.9	jan/16	aug/14	jun/49	122.6	41.2	11	PEC Energia (51.00%)
Eólica Serra das Vacas III S.A.	WPP Serra das Vacas III	Chesf (49%)	PE	30	11	jan/16	aug/14	jun/49	122.60	38.1	11	PEC Energia (51.00%)
Eólica Serra das Vacas IV S.A.	WPP Serra das Vacas IV	Chesf (49%)	PE	30	10.5	jan/16	aug/14	jun/49	122.6	41.8	11	PEC Energia (51.00%)
V. de Santa Joana I Energia Renováveis S.A.	WPP Santa Joana I	Chesf (49%)	PI	30	14.7	jan/16	jun/14	jun/49	143.90	78.1	59	PEC Energia (51.00%)
V. de Santa Joana III Energia Renováveis S.A.	WPP Santa Joana III	Chesf (49%)	PI	30	14.3	jan/16	jun/14	jun/49	121	77.5	59	Contour Global (46.00%)/ SalusFip (4.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana IV Energia Renováveis S.A.	WPP Santa Joana IV	Chesf (49%)	PI	30	14.2	jan/16	jun/14	jun/49	138.70	80.4	59	Contour Global (46.00%)/ SalusFip (4.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana V Energia Renováveis S.A.	WPP Santa Joana V	Chesf (49%)	PI	30	14.1	jan/16	jun/14	jun/49	144.5	82	59	Contour Global (46.00%)/ SalusFip (4.90%)/ Ventos de Santa Joana (0.10%)
V. de Santa Joana VII Energia Renováveis S.A.	WPP Santa Joana VII	Chesf (49%)	PI	30	14.8	jan/16	jun/14	jun/49	143.50	89.7	59	Contour Global (46.00%)/ SalusFip (4.90%)/ Ventos de Santa Joana (0.10%)
V. de Santo Augusto IV Energia Renováveis S.A.	WPP Santo Augusto IV	Chesf (49%)	PI	30	15.7	jan/16	jun/14	jun/49	144.4	79.8	59	Contour Global (46.00%)/ SalusFip (4.90%)/ Ventos de Santa Joana (0.10%)
Cia. Hidrelétrica Teles Pires	SHU Teles Pires	Furnas (24.5%) Eletrosul (24.72%)	MT	1,819.8	915.4	jul/15	aug/11	jun/46	4,512.4	4,131.6	97.2	Eletrosul (24.72%) Neoenergia (50.10%) Odebrecht Part. Invest. (0.9%)
Madeira Energia S.A.	HPU Santo Antônio	Furnas (39%)	MT	3,568.3	2,424.2	mar/12	aug/08	jun/43	20,587.0	7,362.53	92.55	Odebrecth Energia (18.6%) Cemig (10.0%) SAAG (12.4%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33.333%)	MT/PA	700	421.7	may/18	aug/14	apr/49	2,745.00	165.66	8.49	EDP – Energias do Brasil S.A. (33.33%) CWEI (33.33%)
Central Geradora Eólica Famosa I S.A. (4)	Famosa I	Furnas (49%)	RN	22.5	11.1	feb/17 (5)	apr/15 (5)	may/47	85.8	8.3	2.5	PF Participações (51.00%)
Central Geradora Eólica Pau Brasil S.A. (4)	Pau Brasil	Furnas (49%)	CE	15	7.7	feb/17 (5)	apr/15 (5)	mar/47	57.2	5.5	2.5	PF Participações (51.00%)
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30	13.4	jan/16 (5)	apr/15 (5)	may/47	107.3	10.4	2.5	PF Participações (51.00%)
Central Geradora Eólica São Paulo S.A. (4)	São Paulo	Furnas (49%)	CE	17.5	8.1	feb/17 (5)	apr/15 (5)	mar/47	64.4	6.2	2.5	PF Participações (51.00%)
Energia dos Ventos V (4)	São Januário	Furnas (49%)	CE	19.2	9	nov/16 (5)	apr/15 (5)	jun/47	12.05	7.7	12	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VI (4)	Nossa Senhora de Fátima	Furnas (49%)	CE	28.8	12.8	aug/16 (5)	apr/15 (5)	aug/47	18.08	10.5	12	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VII (4)	Jandaia	Furnas (49%)	CE	28.8	14.1	jun/16 (5)	apr/15 (5)	aug/47	18 .08	10.6	12	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VIII (4)	São Clemente	Furnas (49%)	CE	19.2	9.3	nov/16 (5)	apr/15 (5)	jul/47	12.05	7.7	12	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos IX (4)	Jandaia I	Furnas (49%)	CE	19.2	9.9	feb/17 (5)	apr/15 (5)	jul/47	85.2	12.05	12	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18	8.1	apr/17 (5)	apr/15 (5)	apr/49	78.6	7.2	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12	05	may/17 (5)	apr/15 (5)	apr/49	52.4	4.8	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18	7.2	jan/17 (5)	apr/15 (5)	mar/49	78.6	7.2	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano Eólica S.A. (4)	São Caetano	Furnas (49%)	CE	25.2	11	nov/16 (5)	apr/15 (5)	apr/49	113.6	10.3	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18	7.7	oct/16 (5)	apr/14 (5)	apr/49	78.6	7.2	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Galvão Eólica S.A. (4)	São Galvão	Furnas (49%)	CE	22	9.5	may/16 (5)	apr/15 (5)	mar/49	104.8	9.5	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22	9.4	may/16 (5)	apr/15 (5)	jul/49	93.30	8.4	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18	7.3	may/16 (5)	apr/15 (5)	jul/49	76.4	6.9	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16	7.5	sep/16 (5)	apr/15 (5)	jul/49	67.90	6.1	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24	10.1	may/16 (5)	apr/15 (5)	jul/49	101.8	9.2	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16	7.1	may/16 (5)	apr/15 (5)	jul/49	67.90	6.1	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12	5.6	may/16 (5)	apr/15 (5)	jul/49	50.9	4.6	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24	11	may/16 (5)	apr/15 (5)	jul/49	101.80	9.2	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Consórcio Arara Azul	Arara Azul	Furnas (90%)	RN	27.5	10.7	may/16 (5)	apr/15 (5)	nov/49	98	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Bentevi	Bentevi	Furnas (90%)	RN	15.0	5.7	may/16 (5)	apr/15 (5)	nov/49	55.00	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ouro Verde I	Ouro Verde I	Furnas (90%)	RN	27.5	10.7	may/16 (5)	apr/15 (5)	nov/49	98	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ouro Verde II	Ouro Verde II	Furnas (90%)	RN	30.0	11.2	may/16 (5)	apr/15 (5)	nov/49	106.00	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ouro Verde III	Ouro Verde III	Furnas (90%)	RN	25.0	9.4	may/16 (5)	apr/15 (5)	nov/49	89	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Santa Rosa	Santa Rosa	Furnas (90%)	CE	20	8.4	jan/18 (5)	jan/17 (5)	oct/49	79.00	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Uirapuru	Uirapuru	Furnas (90%)	CE	28	12.6	jan/18 (5)	jan/17 (5)	oct/49	107	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ventos do Angelim	Ventos de Angelim	Furnas (90%)	CE	24.0	10.3	jan/18 (5)	jan/17 (5)	nov/49	91.00	-	-	Eólica Tecnologia Ltda (7.0%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28	13	jan/18 (5)	jan/17 (5)	oct/49	135.3	-	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28	12.8	jan/18 (5)	jan/17 (5)	oct/49	135.30	-	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28	12.5	nov/17 (5)	dec/16 (5)	nov/49	135.3	-	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Geradora Eólica Itaguaçu da Bahia SPE S.A. (4)	Itaguaçu da Bahia	Furnas (49%)	BA	28	14	jan/18 (5)	oct/16 (5)	sep/49	144.90	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de Santa Luiza SPE S.A. (4)	Ventos de Santa Luiza	Furnas (49%)	BA	28	14.2	dec/17 (5)	nov/16 (5)	sep/49	144.9	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de Santa Madalena SPE S.A. (4)	Ventos de Santa Madalena	Furnas (49%)	BA	28	14.7	jan/18 (5)	jun/17 (5)	sep/49	144.90	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de Santa Marcella SPE S.A. (4)	Ventos de Santa Marcella	Furnas (49%)	BA	28	13.6	jan/18 (5)	jun/17 (5)	sep/49	144.9	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de Santa Vera SPE S.A. (4)	Ventos de Santa Vera	Furnas (49%)	BA	28	15.2	jan/18 (5)	jun/17 (5)	sep/49	144.90	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de Santo Antônio SPE S.A. (4)	Ventos de Santo Antônio	Furnas (49%)	BA	28	16.1	jan/18 (5)	mar/17 (5)	sep/49	144.9	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de São Bento SPE S.A. (4)	Ventos de São Bento	Furnas (49%)	BA	28	14.4	jan/18 (5)	apr/17 (5)	sep/49	144.90	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de São Cirilo SPE S.A. (4)	Ventos de São Cirilo	Furnas (49%)	BA	28	14.7	jan/18 (5)	mar/17 (5)	sep/49	144.9	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de São João SPE S.A. (4)	Ventos de São João	Furnas (49%)	BA	28	15	jan/18 (5)	mar/17 (5)	sep/49	144.90	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos de São Rafael SPE S.A. (4)	Ventos de São Rafael	Furnas (49%)	BA	28	13.8	jan/18 (5)	mar/17 (5)	sep/49	144.9	1.6	1.8	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Tijoá Participações e Investimentos S.A.	UHE Três Irmãos	Furnas (49.9%)							14.50	5.6	100	FIP Constantinopla (50.1%)
Eólica –Chuí Holding S.A.	Wind Farms of Chuí I to V, (98MW) and Minuano VI and VII (46MW).	Eletrosul (49%)	RS	144	59.8	apr/15	feb/14	apr/47	805.6	661.31	73.4	Rio Bravo Investimentos - 51%
Eólica –Livramento Holding S.A. (8)	Wind Farms of Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (52.53%)	RS	78	29	nov/13	jan/12	mar/47	490.30	349.04	93.5	Rio Bravo Investimentos - 41% Fundação Elos – 6.47%
Eólica – Santa Vitória do Palmar S.A. (9)	Wind Farms Geribatu from I to X	Eletrosul (49%)	RS	258	109	feb/15	nov/12	apr/47	1099.1	1003.14	99.5	Brave Winds Geradora – 51%
Hermenegildo I (10)	Wind Farms Verace 24 to 27	Eletrosul (99.99%)	RS	57.3	27.4	may/15	aug/14	jun/49	287.26	109.55	19.7	Renobrax – 0.01%
Hermenegildo II (10)	Wind Farms Verace 28 to 31	Eletrosul (99.99%)	RS	57.3	26.6	jun/15	aug/14	jun/49	287.26	65.76	8	Renobrax – 0.01%
Hermenegildo III	Wind Farms Verace 34 to 36	Eletrosul (99.99%)	RS	48.3	22.2	sep/15	aug/14	jun/49	244.90	69.27	0.8	Renobrax – 0.01%
Chuí IX	Wind Farm Chuí IX	Eletrosul (99.99%)	R$	17.9	7.8	apr/15	aug/14	may/49	81.6	44.79	52.7	Renobrax – 0.01%

(1) Operating with 1,950 MW.

(2)Changes in location of original project, due to enviromental unauthorization, which is under analysis by Aneel.

(3)Changes in parks powers , due to changes in locations, for accomplishing with the assured energy sold in auction.

(4)Data not informed

(4) Amounts of Installed Capacity retified

(5)According to monitor of generating wind parks Report in December 2014.

(6) Commercial operation: 1,500 MW. Testing stage: 225 MW.

(7) GU 1 available for operation on jan/2015, but the beginning depends on the transmission system conclusion.

(8) There are aerial generators in recovery/audit because of accident.

(9) Testing Stage: 258 MW

(10) Completion of the projects is scheduled for May / 15 and Jun / 15 for HI and HII, respectively, however, the commercial operation depends on the transmission line.

Marketletter 1Q15

X.2.2 Transmission

     X.2.2.1 Integral Responsability

     X.2.2.1.1 Transmission Line

Eletrobras Companies	From - To	Total Investiment (R$ Million)	Lines Extension (km)	Tension (kV)	Operation	End of Concession
Eletronorte	Jorge Teixeira – Lechuga (AM) TL H	49.7	30	230	Feb/14	Jul/40
	Jorge Teixeira – Lechuga (AM) SS Lechuga (auction 02/12	69.8	30	230	Mar/15 (1)	May/42
Chesf	Eunápolis/Teixeira Freitas II C1	30.09	145	230	Feb/16	Oct/38
	Funil/Itapebi C3	41.07	223	230	jun/16	Apr/37
	Eunápolis/Teixeira Freitas II C2	44.15	152	230	Feb/16	Aug/39
	Pau Ferro/Santa Rita II	34	85	230	jul/16	Aug/39
	Paraiso/Açu II, C3	59.48	123	230	jan/16	nov/40
	Açu/Mossoró II, C2	59.48	69	0	jan/16	nov/40
	Sobral III/Acaraú II	25.87	97	230	jun/15	nov/40
	Morro do Chapéu II/Irecê	22.13	65	230	Dec/15	Oct/41
	Paraíso/Lagoa Nova II	33.11	65	230	Sep/15	Oct/41
	Teresina II/Teresina III	13.76	26	230	Feb/16	Dec/41
	Recife II/Suape II, C2	61.12	44	230	Feb/17	Dec/41
	Camaçari IV/Sapeaçu	84.29	105	230	Sep/16	Dec/41
	Sapeaçu/Sto.Antonio de Jesus	84.29	31	230	jul/16	Dec/41
	Jardim/ N Sra do Socorro	13.6	1,3	230	Sep/15	May/42
	Messias/ Maceió II	13.6	20	230	nov/15	May/42
	Camaçari IV/Pirajá	47.07	45	230	jun/16	May/42
	Pituaçú/Pirajá	47.07	5	230	jun/16	May/42
	kV Mossoró II/ Mossoró IV	81.74	40	230	Feb/16	jun/42
	Ceará Mirim II/Touros	81.74	56,17	230	Dec/15	jun/42
	Russas II/ Banabuiu C2	81.74	110	230	jul/16	jun/42
	Igaporã II – Igaporã III C1 and C2	77.5	4	230	Aug/15	jun/42
	Igaporã III – Pindaí II	77.5	46	230	Aug/15	jun/42
Furnas	TL Bom Despacho 3 – Ouro Preto 2 (2)	120.1 Basis: Dec/08	180	500	(3)	jan/39
	TL Mascarenhas – Linhares and SS Linhares (4)	67.2 Basis: Dec/08	99	230	Oct/15	jul/40
	TL Mascarenhas – Linhares and SS Linhares (4)	67.2 Basis: Dec/08	99	230	Oct/15	jul/40
Eletrosul	Port. TL JLA – PAL, in SS GAROPABA	7.61	5.4	138	Scheduled dec/15	dec/42
	Port. TL JLA – PAL, in SS PALHOÇA – PINHEIRA	5.48	3.7	138	Scheduled sep/15	dec/42
	Port. of TL Passo Fundo / Monte Claro	9.29	11	230	Scheduled mar/15	dec/42
	Port. TL Araquari Hyosung – Joinville GM, in SS Joinville SC	5.13	1	138	Scheduled sep/15	dec/42
	Port. Porto Primavera - Ivinhema, in SS IVINHEMA 2, Double circuit	3.42	3.5	138	Scheduled jan/16	jan/44
	Sec. PORTO PRIMAVERA - IVINHEMA, in SS NOVA ANDRADINA (Enersul), and Implementation of 02 modules of line entrance	12.39	11	138	Scheduled jan/16	dec/42
	Interconnection electric Brasil – Uruguai – TL Candiota-Melo	50.78	60	525	Nov/14 (5)	feb/40
	Interconnection electric Brasil – Uruguai – TL Presidente Médici-Candiota	7.59	2.8	230	Nov/14 (5)	feb/40
	Port. TL Blumenau - Palhoça, in SS Gaspar 2	15.81	2	230	Scheduled sep/16	jan/44
	TL Capivari do Sul-Gravataí,	46.6	83	525	mar/18	Nov/44 (6)
	TL Capivari do Sul-Viamão 3	99.7	65	230	mar/18	Nov/44 (6)
	TL Guaíba 3-Capivari do Sul	205.7	178	525	mar/18	Nov/44 (6)
	TL Osório 3 - Gravataí 3	46.8	66	230	mar/18	Nov/44 (6)
	TL Porto Alegre 8 - Porto Alegre 1 (underground)	33.8	3.4	230	mar/18	Nov/44 (6)
	TL Porto Alegre 12 - Porto Alegre 1 (underground)	39.8	4	230	mar/18	Nov/44 (6)
	TL Livramento 3 - Alegrete 2	64.4	125	230	mar/18	Nov/44 (6)
	TL Livramento 3-Cerro Chato	4.1	10	230	mar/18	Nov/44 (6)
	TL Livramento 3 - Santa Maria 3	124.3	247	230	mar/18	Nov/44 (6)
	TL Livramento 3 - Maçambará 3	110.2	205	230	mar/18	Nov/44 (6)
	TL Guaíba 3 – Gravataí	143.5	127	525	mar/18	Nov/44 (6)
	TL Guaíba 2-Guaíba 3 C1 e C2	29	38	230	mar/18	Nov/44 (6)
	TL Guaíba 3 Candiota CD	445.7	279	525	mar/18	Nov/44 (6)
	TL Guaíba 3 – Povo Novo C2	248.6	245	525	mar/18	Nov/44 (6)
	TL Marmeleiro 2 – Santa Vitória do Palmar 2	56.9	48	525	mar/18	Nov/44 (6)
	TL Povo Novo – Marmeleiro 2	168.9	152	525	mar/18	Nov/44 (6)
	TL Nova Santa Rita-Guaíba 3 C2	56.3	40	525	mar/18	Nov/44 (6)
	Port. Osório 2 - Lagoa dos Barros in Osório 3	2.1	4	230	mar/18	Nov/44 (6)
	Port. TL Passo Fundo - Nova Prata 2 C1 and C2 in Vila Maria	2.6	1	230	mar/18	Nov/44 (6)
	Port. Santo Ângelo – Maçambará	2.8	3.3	230	mar/18	Nov/44 (6)
	Port. Bajé – Pres. Médici SS CTA	3.9	-	230	mar/18	Nov/44 (6)
	Port. TL Nova Santa Rita – Povo Novo in Guaíba 3	11.8	-	525	mar/18	Nov/44 (6)

(1)     The line is completed and available for operation start since May / 14. However, the associated substations were energized in March / 15.

(2)     It is constituted by 500 kV Bom Despacho 3 - Ouro Preto 2, the SS Bom Despacho 3 (Cemig) - C and Ouro Preto 2 (Cemig) - 3A.

(3)     It is ready to go into commercial operation, only awaiting the issuance of the Operating License.

(4)     It is constituted by TL 230 kV Mascarenhas - Linhares, the SS Mascarenhas (Escelsa) and Linhares (Escelsa).

(5)     Enterprise completed in Sep / 14, however the commercial operation depends on the completion of SS Candiota.

  (6)      Through ANEEL energy auction, from new projects, the Company won in 2014, the lot "A" of the Auction 004/2014, with projects in Rio Grande do Sul.

Marketletter 1Q15

X.2.2.1.2 Substations

Eletrobras Companies	SS	Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Chesf	SS 230/69 kv Polo	17.18	100	BA	aug/15	oct/40
	SS 230 kv Morro do Chapéu	24.33	150	BA	dec/15	oct/41
	SS 230 kv Lagoa Nova	51.22	300	RN	sep/15	oct/41
	SS 230 kv Ibiapina	51.22	200	CE	feb/16	oct/41
	SS 230/69 kv Teresina III	29.21	400	PI	feb/16	dec/41
	SS 230/69 kv N.S. Socorro	94.43	300	SE	sep/15	may/42
	SS 230/69 kv Maceió II	94.43	400	AL	nov/15	may/42
	SS 230/138 kv Poções II	94.43	200	BA	jul/15	may/42
	SS 230/69 kv Pirajá	30.57	360	BA	jun/16	may/42
	SS 230/69 kv Mirueira II	68.77	300	PE	jul/15	may/42
	SS 230/69 kv Jaboatão II	68.77	300	PE	mar/16	may/42
	SS 230 kv Touros	46.18	150	RN	dec/15	dec/42
	SS 230 kv Mossoró IV	46.18	100	RN	feb/16	dec/42
	SS 500/230 kv Igaporã III	99.44	2,050	BA	aug/15	jun/42
	SS 230 kv Pindaí II	99.44	2,050	BA	aug/15	jun/42
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	feb/16	oct/38
Eletrosul	SS Garopaba –Implementation of 2 modules EL	6.23	0	SC	Scheduled dec/15	15676
	SS Palhoça Pinheira – Implementation of 2 modules EL	5.2	0	SC	Scheduled sep/15	dec/42
	SS Nova Prata 2 - Implementation of 2 modules EL	9.31	0	RS	Scheduled mar/15	dec/42
	SS Joinville Norte – Extension D Setup of 2 capacitors 230kV – 2x100MVA	12.31	200	SC	Scheduled feb/15	dec/42
	SS – Foz do Chapecó Extension B º3 Transformer / 230/138kV	11.79	100	RS	Scheduled may/15	jun/44
	SS Alegrete–Transformer /69/13,8/13,8kV	7.56	17	RS	nov/14 (1)	dec/42
	SS Joinville SC – Implementation of 2 modules of line entrance	3.55	0	SC	Scheduled sep/15	dec/42
	SS Ivinhema 2 (extension / 230/138 kV)	24.9	300	MS	Scheduled jan/16	jan/44
	SS Siderópolis – extension K – implementation of a module of line entrance 69 KV	1.53	0	SC	Scheduled dec/15	dec/42
	SS Foz do Chapecó – extension D – implementation of a module of line entrance 138 KV	1.69	0	RS	Scheduled dec/15	jun/44
	SS Biguaçu – Ampliação “G” – 230/138/13,8 KV	14.68	150	SC	Scheduled apr/16	dec/42
	SS Biguaçu - Ampliação "J"	46.91	672	SC	sep/16	mar/35
	SS Canoinhas - Ampliação "G"	7.24	50	SC	sep/16	dec/42
	SS Desterro - Ampliação "A"	11.92	150	SC	sep/16	dec/42
	SS Joinville Norte - Ampliação "E"	13.23	150	SC	sep/16	dec/42
	SS LAJEADO GRANDE II – Implementation of 2nd auto transformator 230/138 kV - 75 MVA and connections 230kV and 138kV.	12.26	75	SC	nov/16	oct/40
	Reinforcement in SSs: Gravataí, Gravataí 2, Salto Osório, Curitiba, Areia	3.4	0	PR	jun/15	dec/42
	SS Canoinhas – Extension to "F"	7.93	150	SC	jan/18	dec/42
	Reinforcement in SSs: Farroupilha, Florianópolis, Ilhota, Palhoça, Areia	1.47	0	RS e SC	jul/05	dec/42
	SS Viamão 3 EL 230	6.1	-	RS	mar/18	Nov/44 (2)
	SS 525/230/138 kV Capivari do Sul 525/230 (3+1)x 224 MVA and 230/138 kV 2x100 MVA	188.6	1,096	RS	mar/18	Nov/44 (2)
	SS Gravataí EL 525	14	-	RS	mar/18	Nov/44 (2)
	SS Guaíba 3 EL 525	16.9	-	0	mar/18	Nov/44 (2)
	SS 230 kV Vila Maria – 2xATF 230/138 kV	41.9	150	RS	mar/18	Nov/44 (2)
	SS Gravataí 3 EL 230 OSO3	3.9	-	RS	mar/18	Nov/44 (2)
	SS 230 kV Osório 3 – new	17.5	-	RS	mar/18	Nov/44 (2)
	SS 230 kV Porto Alegre 1 (isolated to SF6 – new) – 230/69 kV	76.7	166	RS	mar/18	Nov/44 (2)
	SS Porto Alegre 12 EL 230	5.4	-	RS	mar/18	Nov/44 (2)
	SS Porto Alegre 8 EL 230	3.3	-	RS	mar/18	Nov/44 (2)
	SS Alegrete 2 EL 230 LVE3	4.1	-	RS	mar/18	Nov/44 (2)
	SS Cerro Chato EL 230 LVE3	2.8	-	RS	mar/18	Nov/44 (2)
	SS Livramento 2 Adequation SA	0.1	-	RS	mar/18	Nov/44 (2)
	SS 230 kV Livramento 3 - compensator(-100/+100) MVAr	130.4	-	RS	mar/18	Nov/44 (2)
	SS 230 kV Maçambará 3	28.3	-	RS	mar/18	Nov/44 (2)
	SS Santa Maria 3 EL 230 LVE3	10.4	-	RS	mar/18	Nov/44 (2)
	SS Guaíba 2 2EL GUA3	6.4	-	RS	mar/18	Nov/44 (2)
	SS 525/230 kV Candiota 2 – with transformation ATR and bar reactors 525 kV (6+1 res) x 224 MVA – (3+1 res) x50 MVAr	127.8	1,768	RS	mar/18	Nov/44 (2)
	SS 525 kV/230 kV Guaíba 3 ATR (6+1) x 224 MVA	261.8	1,568	RS	mar/18	Nov/44 (2)
	SS Gravataí EL 525 GUA3	9.4	-	RS	mar/18	Nov/44 (2)
	SS Marmeleiro 2 2EL 525 SPA2 PNO	49.8	-	RS	mar/18	Nov/44 (2)
	SS Nova Santa Rita EL 525 GUA3	10.5	-	RS	mar/18	Nov/44 (2)
	SS Povo Novo 2EL 525 GUA3 MRO2	50.6	-	RS	mar/18	Nov/44 (2)
	SS Sta Vitória do Palmar 2EL 525 MRO2	22.7	-	RS	mar/18	Nov/44 (2)

(1)Energized, waiting for immobilization procedures and obtain revenue by the ONS .

(2)Through the ANEEL energy auction , from new projects , the Company won in 2014 , the lot "A" of the Auction 004/2014 , with projects in Rio Grande do Sul.

Marketletter 1Q15

X.2.2.2 Special Proposed Company

   X.2.2.2.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Operation	End of Concesion
			Total	Up to 1Q15
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	Eletronorte (49%)	877.80	526.36 (Dec/14)	987	230	mar-15	nov-39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), Double circuit and SS Equador (RR) Boa Vista (RR)	Eletronorte (49%)	1,174.53	255.05	715	500	TL: Dec/16 CE: Feb/15	jan-42
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC, ±800 kV, 4.000 MW, with SS 500 kV Xingu; Converter Station CA/CC, ±800 kV, 3.850 MW, with the SS 500 kV Estreito; and Transmission Line in continous current of ±800 kV Xingu - Estreito.	Eletronorte (24.5%)	5,049	90.9	2,092	±800	feb-18	jun-44
	Xingu – Estreito	Furnas (24.5%)	4,802.00 (2)	96.04	2,092	800	feb/18	jun/44
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	410	370	156	230	oct/15	jul/40
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/ Campina III, 500 kV.	Chesf (49%)	169.8 (1)	102.5 (1)	201	500	may/15	oct/41
Interligação Elétrica Garanhuns S.A.	TL Campina Grande III/Campina Grande II, 230 kV.	Chesf (49%)	567.2	523.26	8.5	230	jul/15	dec/41
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia; Niquelândia - Barro ATLo	Furnas (49%)	130	6.89	100; 88	230	nov/15	nov/39
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	324.84	155.93	296.5	500	dec/15	aug/43
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas; Rio das Éguas - Luziânia; Luziânia - Pirapora II	Furnas (24.5%)	1,061	477.45	244; 373; 350	500	may/16	may/43
Lago Azul Transmissora S.A.	Barro ATLo - Itapaci	Furnas (49.9%)	32.63	3.59	69	230	nov/16	may/44
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias; Araraquara II - Itatiba; Araraquara II - Fernão Dias	Furnas (49.9%)	1,843.8 (2)	97.72	399; 207; 241	500	nov/17	may/44
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste; Samambaia - Brasília Sul; Brasília Sul - Brasília Gera	Furnas (39%)	269.65 (2) (Basis: Jul/2013)	64.71	67; 14; 13.5	500	apr/16	oct/43
Energia Olímpica S.A.	Barra da Tijuca – SS Olímpica; Gardência – SS Olímpica	Furnas (49.9%)	n/a	n/a	10.8 2.9	138	may/15	n/a
Marumbi Transmissora de Energia S.A.	TL 525 KV Curitia / Curitiba Leste (PR)	Eletrosul (20%)	60.47	51.18	28	525	apr/15	may/42
Transmissora Sul Litorânea de Energia S/A	TL Nova santa Rita – Povo Novo, CS	Eletrosul (51%)	265.53	235.7	268	525	mar/15	aug/42
Fronteira Oeste Transmissora de Energia S.A. (3)	TL Santo Ângelo/Maçambará, em 230 Kv; TL Pinhalzinho/Foz do Chapecó, single circuit, C1 and C2 portioning TL 138KV Alegrete 1 – Santa Maria 1	Eletrosul (51%)	95.87	8.35	205	230	apr/16	jan/44
Paraíso Transmissora de Energia S.A. (4)	TL Paraíso 2-Chapadão C2; TL Campo Grande 2-Paraíso 2 C2; Port TL Campo Grande 2 – Chapadão - Paraíso 2	Eletrosul (24.5%)	137.4	-	65; 200; -	230	09/01/2017; 03/01/2018; 09/01/2017	nov/44

(1)The amounts are also pegged the TL's: Ceará Mirim / John Hall III and Ceará Mirim / Extremoz II, which are already in operation.

(2) Investment Total Amount on the basis of the development of the business plan.

(3) TL Sant'Angelo-Maçambara is scheduled for Apr / 16 while the TL Pinhalzinho / Foz do Chapecó is scheduled for Feb / 16.

(4) Lot "E" ANEEL Auction 004/2014, with the winner the Consortium, formed by Eletrosul, Elecnor and Copel.

Marketletter 1Q15

X.2.2.2.2 Substations

SPE	SS	Eletrobras Companies (%)	Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Extremoz Transmissora do Nordeste - ETN S.A.	SS – Campina Grande III, 500/230 kV.	Chesf (49%)	214.3 (1)	500/230	PB	Apr	oct/41
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV	Chesf (49%)	142.9	500/230	PE	jul/15	dec/41
Luziânia Niquelândia Transmissora S.A.	SS Niquelândia	Furnas (49%)	76	40	Niquelândia (GO)	mar/15	may/42
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, static Compensator; (-300,+300) Mvar; SS 500/440 kV Fernão Dias (9+1R)	Furnas (49.9%)	1843.8	4,000	SP	nov/17	may/44
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	269.65	180	DF	apr/16	oct/43
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4.000 MW, with the SS 500 kV Xingu; Converter Station CA/CC, ±800 kV, 3,850 MW, with the SS 500 kV Estreito	Furnas (24.5%)	2,162	3,400; 3,300	Xingu (PA); Estreito (MG)	fev/08	jun/44
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49.9%)	n/a	120	Rio de Janeiro (RJ)	may/15	n/a
Marumbi Transmissora de Energia S.A.	SS Curitiba Leste 1 bench 3x224MVA 525/230kV	Eletrosul (20%)	56.79	672	PR	apr/15	may/42
Transmissora Sul Litorânea de Energia S.A.	SS Marmeleiro 2 525 kV / Compensator ±200 Mvar; Extension SS Nova Santa Rita 525KV	Eletrosul (51%)	211.16 19.86	-	RS	jan/15 mar/15	ago/42
Fronteira Oeste Transmissora de Energia S.A. (2)	SS Pinhalzinho, in 230/138 kV (ATF1), SS Pinhalzinho, in 230/138 kV (ATF 2 and ATF3) and extensions SS Maçarambá, Foz do Chapecó andSanto Angelo; Extension of SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	58.69 23.75	450 166	RS	feb/16 jul/15	jan/44
Paraíso Transmissora de Energia S.A. (3)	SS Campo Grande 2 EL 230 PAR2; SS Chapadão EL PAR2; SS 230/138 kV Paraíso 2	Eletrosul (24.5%)	60.1	300	RS	mar/18 mar/18 sep/17	jan/44

(1)The amounts are also linked to SS Joaão Camara III and Cearámirim II, which are already in operation.

(2) The expansion of SS Maçambara and Sant'Angelo and the SS Pinhalzinho, are planned for Apr / 16.

(3) Lot "E" ANEEL Auction 004/2014, with the winner the Consortium, formed by Eletrosul, Elecnor and Copel. SPE in constitution.

Marketletter 1Q15

XI. SPEs Data

XI.1 Operational Data

XI.1.1 Generation

XI.1.1.1 Operational Assets and Generated Energy

SPE	Unit	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Energy Assured (Average MW)	Generated Energy MWh	Beginning of Operation	End of Concession
						1Q15
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24.5%) Chesf (24.5%)	MT	261.0	154.9	430,573.1	aug/11	jul/42
Amapari Energia S.A.	TPU Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	83,04	jun/08	may/37
Brasventos Miassaba 3 Geradora de Energia S.A	Wind farm Miassaba 3	Eletronorte (24.5%) Furnas (24.5%)	RN	68.5	22.8	41,945	may/14 (1)	aug/45
Brasventos Eolo Geradora de Energia S.A.	Wind farm Rei dos Ventos 1	Eletronorte (24.5%) Furnas (24.5%)	RN	58.5	21.9	35,088	may/14 (1)	dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	Wind farm Rei dos Ventos 3	Eletronorte (24.5%) Furnas (24.5%)	RN	60.1	21.1	35,537	may/14 (1)	dec/45
ESBR Participações S.A.	HPU Jirau (2)	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,184.6	2,873,964.0	aug/11	jul/42
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.2	25,942.0	sep/13	aug/43
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	22,003.6	mar/13	feb/46
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	24,106.0	mar/13	feb/46
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.75	280.50	536,424.7	jun/06	nov/36
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	41,036.1	sep/09	aug/41
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.50	58,082.1	mar/10	aug/41
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	1,526,726.4	ort/10	nov/36
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49.47%)	GO	212.6	182.4	102,565.1	jul/10	nov/36
Madeira Energia S.A.	HPU Santo Antônio (3)	Furnas (39%)	RO	3,568.3	2,424.20	2,516,719.0	mar/12	jun/43
Tijoá Participações e Investimentos S.A. (4)	HPU Três Irmãos	Furnas (49.9%)	SP	807.5	217.5	n/a	oct/14	oct/44
Eólica Livramento (6)	Wind farms (5)	Eletrosul (52.53%)	RS	78	29	-	nov/13	mar/47
Santa Vitória do Palmar S.A.	Wind farm Geribatu from I to X	Eletrosul (49%)	RS	258	109	79,349.56	feb/15	apr/47

(1) Decision obtained through a writ of mandamus requesting an injunction.

(2) The first turbine began operating in September 2013 with 75 MW of installed capacity. In the first quarter 2015 the company totaled 26 machines in operation, resulting in an installed capacity of 1,950 MW in operation.

(3) 32 units in operation to the 4Q14, totaling 2,286.08 MW.

(4) The granting of HPU Tres Irmãos, owned by CESP and won in November 2011, was not renewed under the terms of Law No. 12,783 / 2013. In Auction No. 002/2014 - ANEEL, which occurred on March 28, 2014, the consortium Furnas (49.9%) and FIP Constantinople (50.1%) was crowned winner in the competition for granting of concession of UHE Three Brothers, upon the proposal of hiring power generation service at lower cost of generation Assets Management (GAG), including operating costs, maintenance, management, compensation and amortization of the hydroelectric plant, where appropriate, under what regime in art. 8 of Law No. 12,783, of January 11, 2013 for a period of thirty (30) years from the effective date of its Concession Agreement, which was signed on September 10, 2014.

(5) Wind turbines in recovery / survey a result of accident.

(6) There are contracts in the regulated enviroment up to Dec/33.

Marketletter 1Q15

XI.1.1.2  Energy Sold

SPE	Eletrobras Companies (%)	Buyer	Sale Type	1Q15		Total 2015
				R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	Eletrobras Systrem	A	0.0	0.0	0.0	0.0
			B	0.0	0.0	0.0	0.0
		Others	A	0.0	0.0	0.0	0.0
			B	0.0	0.0	0.0	0.0
Amapari Energia S.A.	Eletronorte (49%)	Eletrobras Systrem	A	0.0	0.0	0.0	0.0
			B	0.0	0.0	0.0	0.0
		Others	A	0.0	0.0	0.0	0.0
			B	56.8	331,389.0	56.8	331,389.0
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras Systrem	A	0	0	0	0
			B	0	0	0	0
		Others	A	8,367.1	41.9	8,367.1	41.9
			B	0	0	0	0
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras Systrem	A	0	0	0	0
			B	0	0	0	0
		Others	A	7,031.6	35.1	7,031.6	35.1
			B	0	0	0	0
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras Systrem	A	0	0	0	0
			B	0	0	0	0
		Others	A	7,035.1	35.5	7,035.1	35.5
			B	0	0	0	0
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras Systrem	A	20.4	207,695.0	20.4	207,695.0
			B	116.7	618,685.0	116.7	618,685.0
		Others	A	168.3	1,672,918.0	168.3	1,672,918.0
			B	175.0	928,012.0	175.0	928,012.0
Pedra Branca S.A.	Chesf (49%)	Eletrobras Systrem	A	2.5	14,480.0	2.5	14,480.0
			B	0.0	0.0	0.0	0.0
		Others	A	2.0	11,462.0	2.0	11,462.0
			B	0.0	0.0	0.0	0.0
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras Systrem	A	2.8	12,436.0	2.8	12,436.0
			B	0.0	0.0	0.0	0.0
		Others	A	2.1	9,567.0	2.1	9,567.0
			B	0.0	0.0	0.0	0.0
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras Systrem	A	2.6	13,699.0	2.6	13,699.0
			B	0.0	0.0	0.0	0.0
		Others	A	2.0	10,406.0	2.0	10,406.0
			B	0.0	0.0	0.0	0.0
Enerpeixe S.A.	Furnas (40%)	Eletrobras Systrem	A	0	0	0	0
			B	0	0	0	0
		Others	A	0	0.0	0	0.0
			B	137.9	670,806.4	137.9	670,806.4
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras Systrem	A	0.3	1.5	0.3	1.5
			B	0.0	0.0	0.0	0.0
		Others	A	15.2	84.8	15.2	84.8
			B	0.0	0.0	0.0	0.0
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras Systrem	A	0.0	0.0	0.0	0.0
			B	0.0	0.0	0.0	0.0
		Others	A	15.0	83,627.9	15.0	83,627.9
			B	0.4	2,161.0	0.4	2,161.0
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras Systrem	A	0.0	0.0	0.0	0.0
			B	0.0	0.0	0.0	0.0
		Others	A	112.6	587.7	112.6	587.7
			B	75.9	373.3	75.9	373.3
Serra do Facão Energia S.A.	Furnas (49.47%)	Eletrobras Systrem	A	8.9	46,907.1	8.9	46,907.1
			B	0.0	0.0	0.0	0.0
		Others	A	71.5	360,875.2	71.5	360,875.2
			B	0.0	0.0	0.0	0.0
Madeira Energia S.A.	Furnas (39%)	Eletrobras Systrem	A	0.0	0.0	0.0	0.0
			B	0.0	0.0	0.0	0.0
		Others	A	0.0	0.0	0.0	0.0
			B	0.0	0.0	0.0	0.0
Eólica Livramento	Eletrosul (52.53%)	Eletrobras Systrem	A	0.25	6,775.8	0.25	6,775.8
			B	0.0	0.0	0.0	0.0
		Others	A	2.1	55,893.2	2.1	55,893.2
			B	0.0	0.0	0.0	0.0
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras Systrem	A	1.0	8,768.1	1.0	8,768.1
			B	0.0	0.0	0.0	0.0
		Others	A	8.3	72,327.9	8.3	72,327.9
			B	0.0	0.0	0.0	0.0
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras Systrem	A	1.0	4,818.4	1.0	4,818.4
			B	0.0	0.0	0.0	0.0
		Others	A	8.3	39,747.2	8.3	39,747.2
			B	3.6	9,422.0	3.6	9,422.0
Total				23,447.3	5,194,039.0	23,447.3	5,194,039.0

  A – Sale of electric energy in the regulated market - revenues from quotas.

  B - Through contracts on the free market or bilateral contracts.

Marketletter 1Q15

XI.1.1.3 Average Rate – R$/MWh

SPE	Eletrobras Companies (%)	1Q15
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	171.29
Amapari Energia S.A.	Eletronorte (49%)	0
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	199.48
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	200.4
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	200.79
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	140.16
Pedra Branca S.A.	Chesf (49%)	171.45
São Pedro do Lago S.A.	Chesf (49%)	171.45
Sete Gameleiras S.A.	Chesf (49%)	171.45
Enerpeixe S.A.	Furnas (40%)	388.48
Baguari Geração de Energia S.A.	Furnas (15%)	179.73
Retiro Baixo Energética S.A.	Furnas (49%)	179.35
Foz de Chapecó Energia S.A.	Furnas (40%)	196.23
Serra do Facão Energia S.A.	Furnas (49.47%)	196.87
Madeira Energia S.A.	Furnas (39%)	146.47
Eólica Livramento	Eletrosul (52.53%)	37.36
Santa Vitória do P	Eletrosul (49%)	114.25
Eólica –Chuí Holding S.A.	Eletrosul (49%)	209.7

Marketletter 1Q15

XI.1.2 Transmission

XI.1.2.1 Operational Asset

XI.1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS SSccionadora Cuiabá	Eletronorte (49%)	193	230	aug/05	feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-SSrra da Mesa 2 (TO / GO)	Eletronorte (37%) Chesf (12%)	695	500	may/08	apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba e SS Maggi - 230/138 kV	Eletronorte (49.71%)	402	230	sep/09	mar/38
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, in 230 kV, Mato Grosso	Eletronorte (49%)	348	500	nov/11	nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	mar/13	oct/38
Norte Brasil Transmissora de Energia S.A. (1)	Coletora Porto Velho (RO) - Araraquara (SPE)	Eletronorte (24.5%) Eletrosul (24.5%)	2,375	600	sep/14	feb/39
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	Chesf (49%)	546	500	jan/06	feb/34
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	Chesf (24.5%)	2,375	600	aug/13	feb/39
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II	Chesf (49%)	64	500	oct/14	oct/41
Baguari Energia S.A.	HPU Baguari - SS Baguari	Furnas (15%)	0.8	230	feb/10	aug/41
Baguari Energia S.A.	SS Baguari - Mesquita – Governador Valadares	Furnas (15%)	2.5	230	apr/10	aug/41
Baguari Energia S.A.	SS Baguari – Mesquita	Furnas (15%)	69	230	apr/10	aug/41
Baguari Energia S.A.	SS Baguari - Gov. Valadares	Furnas (15%)	26	230	apr/10	aug/41
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	mar/10	mar/35
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	mar/11	nov/36
Chapecoense Geração S.A.	SS Foz do Chapecó – SS Xanxerê	Furnas (40%)	77.6	230	mar/11	nov/36
Chapecoense Geração S.A.	UHE Foz do Chapecó – SS ofFoz do Chapecó	Furnas (40%)	1	230	mar/11	nov/36
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	apr/06	nov/36
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	dec/13	jul/40
Goiás Transmissão S.A.	Trindade – Xavantes	Furnas (49%)	37	230	dec/13	jul/40
Goiás Transmissão S.A.	Trindade – Carajás	Furnas (49%)	29	230	oct/13	jul/40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	jun/14	jul/40
MGE Transmissão S.A.	Viana 2 – Viana	Furnas (49%)	10	345	jun/14	jul/40
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho-Araraquara II (Lot D)	Furnas (24.5%)	2,375	600	aug/13	feb/39
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	oct/10	aug/41
Serra do Facão Energia S.A.	HPU Serra do Facão – SS Celg de Catalão	Furnas (49.5%)	32	138	oct/10	nov/36
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	apr/11	apr/39
Transenergia Renovável S.A.	Quirinópolis - TPU Quirinópolis	Furnas (49%)	34.4	138	may/11	jun/25
Transenergia Renovável S.A.	Quirinópolis - TPU Boavista	Furnas (49%)	16.7	138	may/11	jun/25
Transenergia Renovável S.A.	Chapadão – Jataí	Furnas (49%)	131.5	230	dec/12	jun/25
Transenergia Renovável S.A.	Jataí – Mineiros	Furnas (49%)	61.4	138	dec/12	jun/25
Transenergia Renovável S.A.	Jataí - TPU Jataí	Furnas (49%)	51.2	138	dec/12	jun/25
Transenergia Renovável S.A.	Jataí - TPU Água Emendada	Furnas (49%)	32.6	138	dec/12	jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	Furnas (49%)	45.2	138	dec/12	jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU Morro Vermelho	Furnas (49%)	31	138	dec/12	jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU ATLo Taquari	Furnas (49%)	30.2	138	jun/13	jun/25
Transenergia Renovável S.A.	Palmeiras – Edéia	Furnas (49%)	57	230	may/13	jun/25
Transenergia Renovável S.A.	Edéia - TPU Tropical Bionenergia I	Furnas (49%)	48.7	138	may/13	jun/25
Transirapé	Irapé – Araçuaí	Furnas (24.5%)	65	230	may/07	mar/35
Transleste	Montes Claros – Irapé	Furnas (24.5%)	138	345	dec/06	feb/34
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	feb/07	mar/35
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	Eletrosul (27.42%)	188	230	jul/05	dec/32
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	jul/06	mar/35
Transmissora Sul Brasileira de Energia – TSBE	TL 525 KV Salto Santiago – Itá; TL 525KV Itá – Nova Santa Rita; TL 230KV Nova Santa Rita – Camaquã; TL 230KV Camaquã – Quinta	Eletrosul (80%)	188 307 121 167	525 525 230 230	feb/14 aug/14 dec/14 dec/14	may/42
Costa Oeste	TL Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	144.4	230	aug/14	jan/42
Transmissora Sul Litorânea de Energia - TSLE	TL Povo Novo – Marmeleiro, CS TL Marmeleiro – Santa Vitória do Palmar	Eletrosul (51%)	152 48	525	dec/14	aug/42

(1) Enterprise completed in September / 2014, but its energizing awaiting authorization from the ONS that the beginning is estimated to April / 2015, it depends on the systemic conditions that will only be met at that date.

XI.1.2.1.2 Substations

SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	-	aug/05	feb/34
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49.71%)	300 100	sep/09	mar/38
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	150 1,800	mar/13	oct/38
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS SSrra da Mesa 2	Eletronorte (37%)	-	may/08	apr/36
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	nov/11	nov/39
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC of 500 kV para +/- 600 kV; Inverter Station CC/CA of +/- 600 kV to 500 kV.	Chesf (24.5%) Furnas (24.5%)	3,150 2,950	may/14	feb/39
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 kV	Chesf (49%)	3,600 450	oct/13	jul/40
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV; SS – Ceará Mirim, 500/230 kV	Chesf (49%)	900	oct/14	oct/41
Madeira Energia S.A.	SS of Santo Antônio Plant	Furnas (39%)	3,630	aug/07	jun/43
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	aug/14	jul/40
Retiro Baixo Energética S.A.	SS of Retiro Baixo plant	Furnas (49%)	100	aug/06	aug/41
Serra do Facão Energia S.A.	SS of Serra do Facão plant	Furnas (49.47%)	236,4	nov/01	nov/36
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	feb/12	jun/25
Transenergia Renovável S.A	Jataí	Furnas (49%)	225	dec/12	jun/25
Transenergia Renovável S.A	Mineiros	Furnas (49%)	-	dec/12	jun/25
Transenergia Renovável S.A	Morro Vermelho	Furnas (49%)	-	dec/12	jun/25
Transenergia Renovável S.A	Quirinópolis	Furnas (49%)	225	apr/11	jun/25
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	aug/12	nov/39
Interligação Elétrica do Madeira S.A.	Retifier Station nº 2 CA/CC 500/+-600 kV (Lot F)	Furnas (24.5%)	3,150	may/14	feb/39
Etau (1)	SS Lagoa Vermelha 2 230/138KV SS Barra Grande 230/138 KV	Eletrosul (27.42%)	150 -	jul/05	dec/32
Transmissora Sul Brasileira de Energia – TSBE	Extension SS 525 KV Salto Santiago; Extension SS 525 kV Itá Extension SS 525/230kV; Nova Santa Rita; SS Camaquã 3 230/69Kv ; Ampliação SS 230 kV Quinta	Eletrosul (80%)	80	feb/14 aug/14 aug/14 dec/14 dec/14	may/42
Costa Oeste (2)	SS Umuarama 230/138 kV – 2X150 MVA	Eletrosul (49%)	49	jul/14	jan/42
Transmissora Sul Litorânea de Energia - TSLE (3)	SS Povo Novo525/230 kV; SS Santa Vitória do Palmar 525/138 kV; SS Marmeleiro 525 kV - Compensator ±200 Mvar; Extension SS Nova Santa Rita 525kV	Eletrosul (51%)	51	dec/14 dec/14 dec/14 mar/15	aug/42

(1)Entrances of lines and installations inputs associated with TL Campos Novos - Santa Marta located in substations

(2)Commercial operation by sharing with Copel (TL Caiuá).

(3)Synchronous Compensators 1 and 2 have input prediction in operation in May/15 and Nov/15.

Marketletter 1Q15

XI.2 Loans and Financing – R$ Million

SPE	Eletrobras Companies (%)	BNDES (1)							Other Creditors (2)							Total (1+2)
		2015	2016	2017	2018	2019	2020	After 2020	2015	2016	2017	2018	2019	2020	After 2020
Belo Monte Transmissora de Energia S.A	Eletronorte (24.5%)	-	-	-	-	-	-	-	413.0	-	-	-	-	-	-	413.0
Norte Brasil Transmissora de Energia S.A.	Eletronorte (24.5%) Eletrosul (24.5%)	978.5	908.7	838.8	-	-	-	-	237.2	207.4	206.4	-	-	-	-	3,376.9
Manaus Transmissora de Energia S.A.	Chesf (19.5%) Eletronorte (30%)	23.7	31.4	31.3	31.3	31.3	31.2	188.4	20.6	24.0	25.0	26.1	27.4	28.8	350.9	871.4
Linha Verde Transmissora de Energia S.A.	Eletronorte (49%)	-	-	-	-	-	-	-	96.3	98.7	95.5	0.0	0.0	0.0	0.0	290.5
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	65.2	58.9	52.7	-	-	-	-	81.3	75.5	69.3	-	-	-	-	402.8
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	114.9	106.6	98.3	-	-	-	-	-	-	-	-	-	-	-	319.7
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	115.7	107.3	98.9	-	-	-	-	-	-	-	-	-	-	-	321.9
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	121.1	112.3	103.6	0.0	0.0	0.0	0.0	-	-	-	-	-	-	-	337.0
Norte Energia S.A.	Chesf (15%) Eletronorte (19.98%)	-	-	152.0	358.0	434.0	448.0	9.366.0	0.0	0.0	76.0	237.0	301.0	301.0	6.342.0	18,015.0
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	13.9	19.3	20.4	21.4	22.5	23.7	53.1	174.3
Integração Transmissora de Energia S.A	Chesf (12%)	23.8	30.6	30.6	30.6	30.6	25.5	0.0	-	-	-	-	-	-	-	171.7
Interligação Elétrica do Madeira	Chesf (24.5%) Furnas (24.5%)	129.4	118.8	118.8	118.8	118.8	118.8	970.7	25.5	0.0	9.8	20.7	38.4	54.2	569.7	2,412.4
Interligação Elétrica Garanhuns S.A.	Chesf (%)	24.0	30.8	30.8	30.8	30.8	30.8	177.2	-	-	-	-	-	-	-	355.2
Transmissora Delmiro Gouveia S.A.	Chesf (%)	-	-	-	-	-	-	-	170.0	-	-	-	-	-	-	170.0
ESBR Participações S.A.	Chesf (20%)	213.6	284.9	284.9	284.9	284.9	284.9	4,059.3	215.5	287.3	287.3	287.3	287.3	287.3	4,094.2	11,443.6
	Eletrosul (20%)	298.5	298.5	298.5	298.5	298.5	298.5	3,905.9	300.9	300.9	300.9	300.9	300.9	300.9	3,939.4	11,441.7
Energética Águas da Pedra S.A.	Chesf (24.5%)	25.5	34.0	33.7	33.4	33.4	33.4	202.5	-	-	-	-	-	-	-	395.9
Junco I S.A.	Chesf (49%)	28.0	-	-	-	-	-	-	-	-	-	-	-	-	-	28.0
Junco II S.A.	Chesf (49%)	-	-	-	-	-	-	-	68.0	0.0	0.0	0.0	0.0	0.0	0.0	68.0
Caiçara I S.A.	Chesf (49%)	-	-	-	-	-	-	-	18.6	0.0	0.0	0.0	0.0	0.0	0.0	18.6
Caiçara II S.A.	Chesf (49%)	-	-	-	-	-	-	-	18.6	0.0	0.0	0.0	0.0	0.0	0.0	18.6
São Pedro do Lago S.A.	Chesf (49%)	3.8	5.0	5.0	5.0	5.0	5.0	44.5	-	-	-	-	-	-	-	73.3
Pedra Branca S.A.	Chesf (49%)	3.6	4.9	4.9	4.9	4.9	4.9	43.1	1.6	-	-	-	-	-	-	72.8
Sete Gameleiras S.A.	Chesf (49%)	3.6	4.9	4.9	4.9	4.9	4.9	43.2	-	-	-	-	-	-	-	71.3
Banda de Couro Energética S.A.	Chesf (%)	-	-	-	-	-	-	-	5.9	-	-	-	-	-	-	5.9
Baraúnas I Energética S.A.	Chesf (49%)	-	1.6	2.1	2.1	2.1	2.1	24.0	-	-	-	-	-	-	-	34.0
Baraúnas II Energética S.A.	Chesf (49%)	-	-	-	-	-	-	-	6.0	-	-	-	-	-	-	6.0
Morro Branco I Energética S.A.	Chesf (49%)	-	1.6	2.1	2.1	2.1	2.2	24.3	-	-	-	-	-	-	-	34.4
Mussambê Energética S.A.	Chesf (49%)	-	1.4	1.9	1.9	1.9	1.9	21.3	-	-	-	-	-	-	-	30.3
Santa Joana IX	Chesf (49%)	44.3	-	-	-	-	-	-	-	-	-	-	-	-	-	44.3
Santa Joana X	Chesf (49%)	45.5	-	-	-	-	-	-	-	-	-	-	-	-	-	45.5
Santa Joana XI	Chesf (49%)	44.6	-	-	-	-	-	-	-	-	-	-	-	-	-	44.6
Santa Joana XII	Chesf (49%)	53.4	-	-	-	-	-	-	-	-	-	-	-	-	-	53.4
Santa Joana XIII	Chesf (49%)	45.1	-	-	-	-	-	-	-	-	-	-	-	-	-	45.1
Santa Joana XV	Chesf (49%)	50.1	-	-	-	-	-	-	-	-	-	-	-	-	-	50.1
Santa Joana XVI	Chesf (49%)	52.9	-	-	-	-	-	-	-	-	-	-	-	-	-	52.9
Santa Joana I	Chesf (49%)	61.1	-	-	-	-	-	-	-	-	-	-	-	-	-	61.1
Santa Joana III	Chesf (49%)	49.3	-	-	-	-	-	-	-	-	-	-	-	-	-	49.3
Santa Joana IV	Chesf (49%)	58.4	-	-	-	-	-	-	-	-	-	-	-	-	-	58.4
Santa Joana V	Chesf (49%)	61.1	-	-	-	-	-	-	-	-	-	-	-	-	-	61.1
Santa Joana VII	Chesf (49%)	61.1	-	-	-	-	-	-	-	-	-	-	-	-	-	61.1
Santo Augusto IV	Chesf (49%)	61.1	-	-	-	-	-	-	-	-	-	-	-	-	-	61.1
Foz do Chapecó	Furnas (40%)	1,010.6	924.6	838.6	752.6	666.6	580.5	494.5	519.1	474.9	430.7	386.6	342.4	298.2	254.0	7,973.9
Enerpeixe	Furnas (40%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Santo Antônio	Furnas (39%)	220.0	350.0	382.0	443.0	503.0	510.0	7.159.0	55	29	68	41	127	198	1372	n/a
Teles Pires Participações	Eletrosul(24.72%) Furnas (24.5%)	23.0	106.0	118.1	118.9	128.2	128.2	1941.3	24.3	48.4	48.4	48.4	48.4	48.4	556.5	3,386.5
Centro Oeste de Minas	Furnas (49%)	1.0	1.0	1.0	1.0	1.0	1.0	3.0	-	-	-	-	-	-	-	9.0
Serra do Facão	Furnas (49.47%)	53.8	69.0	66.0	64.0	61.0	58.0	97.0	52.2	-	-	-	-	-	-	521.0
Retiro Baixo	Furnas (49%)	131.8	118.7	105.5	92.4	79.3	66.1	65.7	-	-	-	-	-	-	-	659.5
Goiás Transmissão	Furnas (49%)	10.8	14.0	13.4	12.8	12.2	11.7	58.2	40.3	8.2	10.1	9.9	13.6	13.1	126.4	354.8
MGE Transmissão	Furnas (49%)	12.4	16.0	15.3	14.7	14.0	13.4	67.0	-	-	-	-	-	-	-	152.8
Transenergia São Paulo	Furnas (49%)	3.1	4.1	4.1	4.1	4.1	4.1	26.0	-	-	-	-	-	-	-	49.6
Transenergia Renovável	Furnas (49%)	8.7	11.6	11.6	11.6	11.6	11.6	69.2	-	-	-	-	-	-	-	136.2
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	6.5	6.7	7.0	7.2	23.2	50.6
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	-	-	5.0	5.2	5.4	5.6	17.9	39.1
Mata de Santa Genebra S.A.	Furnas (49.9%)	-	-	-	-	-	-	-	-	469.0	-	-	-	-	-	469.0
Companhia Transirapé de Transmissão S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	14,481.0	18,375.0	21,337.0	3,937.0	3,845.0	3,700.0	15,452.0	81,127.0
Companhia Transleste de Transmissão S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	15,792.0	20,532.0	24,519.0	21,903.0	20,051.0	14,932.0	16,379.0	13,4108.0
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-	-	-	-	-	-	-	14,584.0	17,365.0	20,376.0	-	-	-	-	52,325.0
São Manoel	Furnas (33.333%)	-	-	-	-	-	-	-	-	577.0	-	-	-	-	-	577.0
Paranaíba Transmissora de Energia S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	368.1	-	-	-	-	-	-	368.1
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-	-	-	-	-	-	-	4.9	6.3	6.3	6.3	1.6	-	-	25.4
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	20.6	35.3	35.3	35.3	35.3	35.3	288.1	-	-	-	-	-	-	-	485.0
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	15.8	20.0	20.0	20.0	20.0	20.0	141.1	-	0.3	6.5	6.6	8.4	11.2	51.9	341.6
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	11.0	26.3	26.3	26.3	26.3	26.3	278.2	10.3	13.2	13.2	14.1	13.2	13.2	232.2	730.0
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	3.3	7.1	6.9	6.7	6.5	6.2	14.1	-	-	-	-	-	-	-	50.7
Livramento Holding S.A.	Eletrosul (52.53%)	9.0	10.2	10.2	10.2	10.2	10.2	96.4	-	-	-	-	-	-	-	156.5
Chuí Holding S.A.	Eletrosul (49%)	-	-	-	-	-	-	-	100.4	-	-	-	-	-	-	100.4
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	2.8	4.5	4.4	4.2	4.1	3.9	10.8	-	-	-	-	-	-	-	34.7
Fronteira Oeste Transmissora de Energia (1)	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX	Eletrosul (99.99%)	-	-	-	-	-	-	-	13.2	-	-	-	-	-	-	13.2
Hermenegildo I	Eletrosul (99.99%)	-	-	-	-	-	-	-	83.6	-	-	-	-	-	-	83.6
Hermenegildo II	Eletrosul (99.99%)	-	-	-	-	-	-	-	83.6	-	-	-	-	-	-	83.6
Hermenegildo III	Eletrosul (99.99%)	-	-	-	-	-	-	-	70.6	-	-	-	-	-	-	70.6

(1) Theren is no  loan and financing on 12.31.2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.